 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1997

                                                     REGISTRATION NO. 333-14981
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          BRIGHT HORIZONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    8351
                         (PRIMARY STANDARD INDUSTRIAL     04-3390321
                                                          (I.R.S. EMPLOYER
     (STATE OR OTHER      CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     JURISDICTION OF
     INCORPORATION OR
      ORGANIZATION)

                                ---------------

 ONE KENDALL SQUARE, BUILDING 200, CAMBRIDGE, MASSACHUSETTS 02139, (617) 577-
                                     8020
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                    ROGER H. BROWN, CHIEF EXECUTIVE OFFICER
 ONE KENDALL SQUARE, BUILDING 200, CAMBRIDGE, MASSACHUSETTS 02139, (617) 577-
                                     8020
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
         ALFRED O. ROSE, ESQ.                    LESLIE E. DAVIS, ESQ.
             ROPES & GRAY                   TESTA, HURWITZ & THIBEAULT, LLP
       ONE INTERNATIONAL PLACE                      125 HIGH STREET
   BOSTON, MASSACHUSETTS 02110-2624           BOSTON, MASSACHUSETTS 02110
            (617) 951-7000                           (617) 248-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                           OCTOBER 20, 1997

                                2,700,000 Shares

                                      LOGO
                                  Common Stock

                                   --------

  Of the 2,700,000 shares of Common Stock offered hereby, 1,350,000 shares are being offered by Bright Horizons, Inc. ("Bright Horizons" or the "Company") and 1,350,000 shares are being offered by the Selling Stockholders (including 279,281 shares which are being sold upon exercise of warrants which the Underwriters are acquiring from certain Selling Stockholders). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BRHZ."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                 SEE "RISK FACTORS" COMMENCING ON PAGE 8.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
  CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                PRICE            UNDERWRITING          PROCEEDS           PROCEEDS TO
                                  TO             DISCOUNTS AND            TO                SELLING
                                PUBLIC          COMMISSIONS(1)        COMPANY(2)        STOCKHOLDERS(3)
-------------------------------------------------------------------------------------------------------
Per Share...............        $                    $                   $                   $
-------------------------------------------------------------------------------------------------------
Total(3)................        $                   $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses of the offering payable by the Company estimated at $600,000.

(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 405,000 shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholders will be $    , $    , $    , and $    , respectively.
    See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
  , 1997.

                                                         EVEREN SECURITIES, INC.
BT ALEX. BROWN

               THE DATE OF THIS PROSPECTUS IS         , 1997.

                  [PHOTOGRAPHS OF CHILD DEVELOPMENT CENTERS]


                                 ------------

  The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and with quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                 ------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless the context otherwise requires, all references herein to "Bright Horizons" or the "Company" refer to Bright Horizons, Inc. and its subsidiaries. The Company's fiscal year ends on June 30. All references to fiscal years in this Prospectus refer to the fiscal years ending in the calendar years indicated (e.g., fiscal 1997 refers to the fiscal year ended June 30, 1997).

                                  THE COMPANY

  Bright Horizons is the nation's largest provider of early education and family support services for the corporate market, operating 140 child development centers for 134 clients. The Company serves more than 13,500 children and their families in 25 states and the District of Columbia. With the changing demographics of today's workforce and the prevalence of dual career families, a growing number of corporations are creating family benefits to attract and retain employees and support them as parents. The Company provides early childhood education, full and part-time child care, emergency backup care, before and after school care for school age children, summer camps, vacation care, special event child care, elementary school (kindergarten through third grade) and family support services. Bright Horizons partners with corporate sponsors to provide these services.

  Bright Horizons serves many of the nation's leading corporations including Allstate Insurance Company, Apple Computer, Duke Power, DuPont, First Union National Bank, Glaxo Wellcome, IBM (through the American Business Collaborative), Merck & Co., Inc., Motorola, Paramount Pictures, Pfizer, Salomon Brothers, Sony Pictures Entertainment, Time Warner, Inc., Universal Studios, Inc., Warner Bros. and Xerox. In addition, the Company provides early education services for well known institutions such as the United Nations, New York Hospital, The George Washington University, John F. Kennedy Airport and Beth Israel Deaconess Medical Center. None of these corporations or institutions accounted for more than 4% of the Company's revenues during fiscal 1997. The Company operates multiple centers and services for 13 of its clients.

  Bright Horizons has achieved 37% compound annual growth in revenues over the last four years, growing from $23.8 million in fiscal 1993 to $85.0 million in fiscal 1997. During the same period, income from operations increased from $167,000 in fiscal 1993 to $2.2 million in fiscal 1997. The Company has increased the number of its child development centers from 54 at the end of fiscal 1993 to 140 at the end of fiscal 1997, most of which are operated under contracts with initial terms of five to ten years. In addition, Bright Horizons has 25 new centers under development and six existing centers undergoing expansion. The Company has concentrated on building a strong market presence in major metropolitan markets including Boston, Charlotte, Chicago, Hartford, Los Angeles, New York, Raleigh/Durham, San Francisco, Seattle and Washington, D.C.

  The key elements of the Company's growth strategy are to: (i) open centers for new corporate sponsors; (ii) increase revenue from existing corporate sponsor relationships by opening new centers and adding new services; (iii) assume the management of corporate-sponsored centers that are currently operated by sponsors or other providers of early education; (iv) acquire smaller work-site early education companies capable of providing high quality care; and (v) market additional, complementary early education and family support services.

  Bright Horizons is well-positioned to serve corporate sponsors due to the Company's national scale, track record of serving major corporate sponsors, established reputation and position as a quality leader. The Company and its management were selected by BusinessWeek as one of 1997's "Best Entrepreneurs." In addition, co-founders Roger Brown and Linda Mason were selected by Ernst & Young and Nasdaq to be the 1996 national winners of "The Entrepreneur of the Year" in the service category. Bright Horizons is the only early education company to be selected as one of WorkingMother magazine's "100 Best Companies for Working Mothers."

  Bright Horizons is taking advantage of the growing demand for corporate-sponsored early education and family support services. Over 60% of mothers with children under six are currently in the work force, compared to 22% in 1960. The Company estimates the total market size for early education and family support services to be in excess of $2.0 billion. An increasing number of corporations, hospitals, real estate developers, government agencies and universities sponsor work-site centers in order to increase the productivity, loyalty and commitment of their work forces and to gain a competitive advantage in recruiting and retaining talented employees. Work-site child development centers are often the most convenient child care option for parents with demanding commuting and work schedule needs.

  Bright Horizons' mission is to be a quality leader in the education and care of young children. Bright Horizons operates its child development centers to qualify for accreditation under the stringent criteria developed by the National Association for the Education of Young Children ("NAEYC"), and has more NAEYC-accredited work-site centers than any other provider. Bright Horizon's innovative, age-appropriate curricula distinguish it in an industry typically lacking educational programs by creating a dynamic and interactive environment that stimulates learning and development. As part of its comprehensive curricula, the Company has developed the proprietary ?Language Works! preschool curriculum which facilitates mastery of language by early exposure to words and symbols, extensive use of language in all activity areas, composition of books and immersion in literature. Bright Horizons is currently advised by several education experts. Dr. T. Berry Brazelton, a well known pediatrician, and Dr. Ed Zigler and Dr. Sharon Lynn Kagan of Yale University serve on its Advisory Board. Dr. Sara Lawrence-Lightfoot of the Harvard School of Education serves on its Board of Directors.

  The Company is a holding company incorporated in Delaware in May 1997. The principal operations of the Company are conducted through its wholly owned subsidiary Bright Horizons Children's Centers, Inc., a Delaware corporation incorporated in 1986. Bright Horizons' home office is located at One Kendall Square, Building 200, Cambridge, Massachusetts 02139 and its telephone number is (617) 577-8020.

                            RECENT DEVELOPMENTS

  For the three months ended September 30, 1997, net revenues increased $4.5 million, or 23%, to approximately $24.2 million from $19.7 million for the three months ended September 30, 1996. Gross profit increased $0.9 million, or 35%, to approximately $3.4 million for the three months ended September 30, 1997 from $2.5 million for the three months ended September 30, 1996. As a percentage of net revenues, gross profit increased to approximately 14% for the three months ended September 30, 1997 from 12.7% for the three months ended September 30, 1996. Income from operations increased $0.3 million to approximately $0.6 million for the three months ended September 30, 1997 from $0.3 million for the three months ended September 30, 1996. As a percentage of net revenues, income from operations increased to approximately 2.7% for the three months ended September 30, 1997 from 1.6% for the three months ended September 30, 1996. The number of child development centers operated by the Company increased to 140 centers at September 30, 1997 from 129 centers at September 30, 1996.

                                  THE OFFERING

Common Stock offered by:
  The Company...........  1,350,000 shares
  The Selling
Stockholders............  1,350,000 shares
    Total...............  2,700,000 shares
Common Stock to be
 outstanding after the
 offering...............  5,444,436 shares(1)(2)
Use of proceeds.........  Repayment of indebtedness, working capital and other general corporate purposes, including possible acquisitions.
Nasdaq National Market
 symbol.................  BRHZ

--------

(1) Based upon the number of shares outstanding as of September 30, 1997. Excludes (i) 889,902 shares of Common Stock reserved for issuance upon exercise of options outstanding with a weighted average exercise price of $5.49 per share, (ii) 66,666 shares of Common Stock reserved for issuance upon exercise of a warrant issued to The ServiceMaster Company, L.P. ("ServiceMaster") at an exercise price of $10.50 per share and (iii) 576,066 shares of Common Stock reserved for future grants of Common Stock or options to purchase Common Stock under the Company's 1997 Equity Incentive Plan. See "Management--Stock Plans."

(2) Gives effect to the conversion of all outstanding shares of the Company's Series A Mandatorily Redeemable Convertible Preferred Stock, Series B Mandatorily Redeemable Convertible Preferred Stock, and Series C Mandatorily Redeemable Convertible Preferred Stock (collectively, the "Convertible Preferred Stock") into an aggregate of 3,100,512 shares of Common Stock and the exercise of outstanding warrants (which would otherwise expire upon the closing of the offering) into 305,045 shares of Common Stock. See Notes 7 and 8 to Consolidated Financial Statements.

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                          FISCAL YEAR ENDED JUNE 30,
                                    ------------------------------------------
                                     1993     1994     1995   1996(1)   1997
                                    -------  -------  ------- -------  -------
STATEMENT OF OPERATIONS DATA:
  Net revenues..................... $23,812  $32,012  $43,693 $64,181  $85,001
  Cost of services(2)..............  20,611   27,592   37,209  55,615   72,675
                                    -------  -------  ------- -------  -------
    Gross profit...................   3,201    4,420    6,484   8,566   12,326
  Selling, general and
   administrative expenses(2)......   3,034    3,578    5,174   6,376    9,007
  Amortization of non-compete
   agreements(2)(3)................     --       --        80   1,680      560
  Transaction costs(4).............     --       --       --      --       543
                                    -------  -------  ------- -------  -------
    Income from operations.........     167      842    1,230     510    2,216
  Interest income (expense), net...     (14)     (17)      21    (194)    (275)
                                    -------  -------  ------- -------  -------
  Income before income taxes.......     153      825    1,251     316    1,941
  Income tax benefit
   (provision)(5)..................     --       319      382   1,005     (794)
                                    -------  -------  ------- -------  -------
  Net income....................... $   153  $ 1,144  $ 1,633 $ 1,321  $ 1,147
                                    =======  =======  ======= =======  =======
  Pro forma net income per
   share(6)........................                                    $  0.26
                                                                       =======
  Pro forma weighted average number
   of common and common equivalent
   shares(6).......................                                      4,413
                                                                       =======
SELECTED OPERATING DATA:
  Number of centers at end of
   period..........................      54       72       87     124      140
  Number of clients at end of
   period..........................      53       70       85     119      134
  Licensed capacity at end of
   period(7).......................   4,625    6,318    7,607  12,642   14,156

                                                            JUNE 30, 1997
                                                       ------------------------
                                                                   PRO FORMA
                                                        ACTUAL   AS ADJUSTED(8)
                                                       --------  --------------
BALANCE SHEET DATA:
  Working capital..................................... $     87     $10,130
  Total assets........................................   28,519      37,762
  Long-term debt and capital lease obligations, net of
       current portion(9).............................    3,440          89
  Mandatorily redeemable convertible preferred stock..   19,705          --
  Total stockholders' equity (deficit)................ $(11,160)    $21,939

--------
(1) Effective December 1, 1995, the Company acquired the business and some of the assets and liabilities of GreenTree Child Care Services, Inc. ("GreenTree"). Fiscal 1996 results include seven months of GreenTree operating results. If the GreenTree acquisition had occurred on July 1, 1995, the Company's pro forma net revenues, gross profit and net income for fiscal 1996 would have been $70.4 million, $8.8 million and $988,000, respectively.
(2) Total depreciation and amortization is comprised of (i) center depreciation included in cost of services, (ii) corporate facility depreciation and amortization of goodwill included in selling, general and administrative expenses and (iii) amortization of non-compete agreements discussed in Note 3 below. Total depreciation and amortization was approximately $517,000, $652,000, $871,000, $2.8 million and $2.2 million in fiscal 1993, 1994,
    1995, 1996 and 1997, respectively.
(3) In connection with the acquisitions of Burud & Associates, Inc. ("Burud") in fiscal 1995 and GreenTree in fiscal 1996, the Company received, in each case, an agreement from the seller not to compete with the Company for a certain future period. The Company recorded intangible assets for the non-compete agreements of $600,000 in fiscal 1995 and $2.0 million in fiscal 1996. These amounts are being amortized over the estimated period of benefit. The Company anticipates recording the remaining $280,000 in amortization expense associated with these non-compete agreements in fiscal 1998.

(4) In fiscal 1997, the Company incurred costs of $543,000 associated with a proposed public offering of securities. Because the offering was delayed, the amounts incurred were treated as a period cost.
(5) In each of fiscal 1994, 1995 and 1996 the Company recorded an income tax benefit on pre-tax earnings. These benefits include $652,000, $1.0 million and $1.4 million for fiscal 1994, 1995 and 1996, respectively, representing decreases in the tax valuation allowance, net of $1.1 million applied to reduce goodwill in 1996. In fiscal 1997, the Company recorded an income tax provision which was not materially affected by changes in the valuation allowance net of amounts applied to reduce goodwill. See Note 10 to Consolidated Financial Statements.

(6) Assumes conversion of all Convertible Preferred Stock and the exercise of warrants which would otherwise expire upon the closing of the offering. Calculated on the basis described in Note 1 to Consolidated Financial Statements.
(7) Represents the total capacity permitted under applicable state licenses.

(8) As adjusted to reflect (i) the conversion of all Convertible Preferred Stock into an aggregate of 3,100,512 shares of Common Stock, (ii) the exercise of outstanding warrants (which would otherwise expire upon the closing of the offering) into 305,045 shares of Common Stock and (iii) the sale by the Company of the 1,350,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom.
(9) Excludes $480,000 of debt incurred subsequent to June 30, 1997 associated with the mortgage for the Company's Orange, Connecticut child development center.

  Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects a one-for-three reverse split of the Company's Common Stock, (iii) reflects the conversion of all outstanding shares of Convertible Preferred Stock into an aggregate of 3,100,512 shares of Common Stock; (iv) assumes the exercise of outstanding warrants (which would otherwise expire upon the closing of the offering) into 305,045 shares of Common Stock; and (v) reflects an amendment to the Company's Certificate of Incorporation, to be filed upon the closing of this offering, to remove the Company's existing series of Convertible Preferred Stock and to create a class of authorized but undesignated Preferred Stock. See "Capitalization," "Description of Capital Stock," "Underwriting" and Notes 7 and 8 to Consolidated Financial Statements.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

  Competition. The Company competes for enrollment as well as corporate sponsorship in a market that is highly fragmented and competitive. In the competition for enrollment, Bright Horizons competes with family child care (operated out of the caregiver's home) and center-based child care (residential and work-site child care centers, full and part-time nursery schools, and church-affiliated and other not-for-profit providers). In addition, substitutes for organized child care, such as relatives, nannies, and the option of one parent caring for a child, compete with the Company. The Company believes its ability to compete successfully depends on a number of factors, including quality, locational convenience and price. The Company is often at a price disadvantage with respect to family child care providers, who operate with little or no rental expense and generally do not comply or are not required to comply with the same health, safety, insurance and operational regulations as the Company. Many of the Company's competitors in the center-based segment also offer child care at a substantially lower price than the Company, and some have substantially greater financial resources than the Company or have greater name recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company will not have a material adverse effect on its business, results of operations and financial condition.

  In the competition for corporate sponsorship, the Company competes with residential center-based child care chains, some of which have divisions which compete for corporate sponsorship opportunities and with other organizations which focus exclusively on the work-site segment of the child care market. The Company believes there are fewer than ten companies that currently operate work-site child care centers on a national basis. CorporateFamily Solutions is the Company's primary competitor for work-site child care, although the Company also competes, to a lesser extent, against other large child care chains which primarily operate residential child care centers, including KinderCare Learning Centers, Children's World, La Petite Academy and Children's Discovery Centers. Many of these competitors are able to offer child care at a lower price than the Company by utilizing lower faculty-child ratios and/or offering their staff lower compensation, enabling them to operate profitably with lower levels of corporate sponsorship. Some of these competitors for corporate sponsorship also have greater penetration than the Company in certain geographic regions and multiple relationships with corporate sponsors. Increased competition for corporate sponsorships on a national or local basis could result in increased pricing pressure and/or loss of market share, thereby materially adversely affecting the Company's business, financial condition and results of operations, as well as its ability to attract and retain qualified center directors and faculty and successfully pursue its growth strategy. See "Business--Competition" and "Business--Growth Strategy."

  Risks Associated with Expansion. The Company intends to grow its business in part by expanding into new geographic regions. When entering new markets, the Company will be required to develop sponsor relationships, establish or acquire suitable child care centers, hire personnel and establish marketing programs, all of which may place substantial strain on the Company's financial resources and management systems. The Company generally hires an average of 25 faculty members for each newly opened center. To manage its expansion, the Company must continuously evaluate the adequacy of its existing systems and procedures, including, among others, its data processing, financial and internal control systems and management structure. There can be no assurance that management will adequately anticipate all of the changing demands that growth will impose on the Company's financial resources, systems, procedures and structure. Any failure to adequately anticipate and respond to such changing demands could have a material adverse effect on the quality of the Company's services, its ability to attract and retain key personnel and its business, financial condition and results of operations. In addition, the Company's future operating results will depend upon its ability to generate additional corporate clients. In order to execute this strategy, the Company has recently expanded its sales force from four to six people and has hired a Vice President of Development. There can be no assurance that the addition of these sales personnel will result in an increase in the rate of newly opened centers. The failure to add a significant number of additional centers could have a material adverse effect on the Company's ability to sustain historical revenue and operating income growth rates. See "Business--Growth Strategy."

  Risk of Limited Future Market Growth. Although the center-based segment of the child care industry has gained significant market share during the past two decades relative to other forms of child care, center-based child care accounted for only 30% of the total market as of 1993. There can be no assurance that demographic trends, including the increasing percentage of mothers in the workforce, as well as trends in the preferences of working parents and employers for center-based child care, will continue to lead to increased market share for the center-based segment in general and the work-site segment in particular. In addition, there can be no assurance that employers will continue to view work-site child care as cost-effective or beneficial to their workforces. Any change in current trends or preferences would materially adversely affect the Company's business, financial condition and results of operations and its ability to pursue its growth strategy. See "Business--Market Overview" and "Business--Growth Strategy."

  Integration of Acquisitions. The Company intends to grow its business in part by pursuing selective acquisitions of other providers of early education and family support services. Acquisitions involve numerous risks, including difficulties in the assimilation of acquired operations, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Future acquisitions by the Company also could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and financial condition. Also, there is a risk with any future acquisition that customers of the acquired company will not continue to do business with the Company following the acquisition or that the Company will not be able to successfully implement its business strategy and/or achieve adequate operating results at the acquired centers. See "--Risks Associated with Expansion" and "Business-- Growth Strategy."

  Dependence on Relationships; Customer Concentration. A significant portion of the Company's business is derived from corporate sponsors for whom it provides work-site child care services pursuant to management contracts. While the specific terms of such contracts vary, management contracts are generally of short duration and, in some instances, are subject to early termination by the corporate sponsor without cause. The Company also maintains relationships with corporate sponsors for which it operates multiple work-site child care centers. In addition, a significant percentage of the Company's corporate sponsors are concentrated in the pharmaceutical industry, the entertainment industry, hospitals and the federal government. The early termination or nonrenewal of a significant number of corporate sponsorships, the termination of any multiple-site sponsor relationship, or the downturn in economic conditions in any sponsor industry would have a material adverse effect on the Company's business, financial condition and operating results. See "--Adverse Publicity" and "--Competition."

  Adverse Publicity. The Company and certain other providers of child care services have received negative publicity concerning alleged child abuse, inadequate supervision and on-site accidents and injuries. Any such publicity, whether or not directly relating to or involving the Company and irrespective of veracity, could result in decreased enrollment at the Company's centers, termination of existing sponsorship relationships, inability to attract new sponsors or increased insurance costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Relationships; Customer Concentration" and "--Insurance."

  Litigation. Due to the nature of its business, the Company is and expects that in the future it may be subject to claims and litigation alleging negligence, inadequate supervision, and other grounds for liability arising from injuries or other harm to children. In addition, claimants may seek damages from the Company for child abuse, sexual abuse and other criminal acts allegedly committed by Company employees. The Company has occasionally been sued for claims relating to injuries to children in its care and there is a claim pending regarding alleged sexual abuse by one of its employees. There can be no assurance that additional suits will not be filed, that the Company's insurance will be adequate to cover liabilities resulting from any claim or that any such claim or the adverse publicity resulting from it will not have a material adverse effect on the Company's business, financial position or results of operations, including, without limitation, adverse effects caused by increased cost or decreased availability of insurance and decreased demand for the Company's services from corporate sponsors and parents. See "--Insurance" and "Business--Legal Proceedings."

  Seasonality and Quarterly Fluctuations. The Company's revenues and results of operations fluctuate with the seasonal demands for child care. The Company's revenues typically decline during the summer months due to decreased enrollments in its centers as parents take family vacations and/or remove their older children in preparation for grade school. There can be no assurance that the Company will be able to adjust its expenses on a short-term basis to minimize the effect of these fluctuations in revenues. The Company's quarterly results of operations may also fluctuate based upon the number and timing of center openings and/or acquisitions, the length of time required for new centers to achieve profitability, the performance of existing centers, the timing and level of sponsorship payments, center closings, refurbishments or relocations, the sponsorship model mix of new and existing centers, competitive factors and general economic conditions. The Company's experience has been that newly opened corporate-sponsored centers can take up to one year to achieve profitability. The inability of existing centers to maintain their current profitability or the failure of newly opened centers to contribute to profitability could result in additional fluctuations in the future operating results of the Company on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results and Seasonality."

  Dependence on Key Management Personnel; Need to Hire Additional Qualified Personnel. The Company's long-term success and its growth strategy depend on its senior management, particularly Roger H. Brown, the Company's Chairman and Chief Executive Officer, and Linda A. Mason, the Company's President. Mr. Brown and Ms. Mason are husband and wife. The loss of service of one or more of the Company's key senior management personnel could have an adverse effect on the Company's business, financial condition and results of operations. The Company's success and future growth will also depend on management's ability to attract, hire, train, integrate and retain skilled personnel in all areas of its business. In this regard, the Company has recently expanded its senior management, hiring a new Chief Financial Officer and Vice President of Development. If the Company is unable to successfully attract, hire, train, integrate and retain such skilled personnel, the Company's business, financial condition and results of operations could be adversely affected. See "Management--Directors and Executive Officers."

  General Economic Conditions. The Company's revenues depend, in part, on the number of dual-income families and working single parents who require child care services. A deterioration of general economic conditions may adversely impact the Company because of the tendency of out-of-work parents to discontinue utilization of child care services. In addition, a significant percentage of the Company's child development facilities are sponsored by real estate developers offering on-site child care as an amenity to attract tenants to their buildings. Changes in the supply and demand of real estate could adversely affect real estate developers' willingness to subsidize child care operations at new developments or their ability to obtain financing for developments offering developer-sponsored child care services. A general economic downturn could cause corporate sponsors to eliminate or reduce the level of child care services they provide to their employees. Any of the foregoing events could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Relationships; Customer Concentration."

  Substantial Control by Officers and Directors and their Affiliates. Upon completion of the offering, the Company's executive officers and directors and their affiliates will beneficially own or control approximately 19.05% (18.56% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock, assuming exercise of vested options. Because of their stock ownership, the Company's executive officers and directors and their affiliates will be in a position to elect all of the Company's directors and to control other actions requiring stockholder approval, including any merger, consolidation or sale of all or substantially all of the Company's assets. See "Principal and Selling Stockholders."

  Impact of Governmental Regulation. Child care centers are subject to numerous state, federal and local regulations and licensing requirements. Although these regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review, among other things, the adequacy of buildings and equipment, licensed capacity, the ratio of staff to children, staff training, record keeping, the dietary program, the daily curriculum and compliance with health and safety standards. The Company also is required to comply with the Americans with Disabilities Act (the "ADA"), which prohibits discrimination on the basis of disability in public accommodations and employment. Failure of a center to comply with applicable regulations or the ADA can subject it to governmental sanctions, which might include fines, corrective orders, being placed on probation, or, in more serious cases, suspension or revocation of the center's license to operate, or an award of damages to private litigants, and could require significant expenditures by the Company to bring the Company's centers into compliance. There can be no assurance that governmental agencies will not impose additional restrictions on the Company's operations which could adversely affect the Company's business, financial condition and results of operations. In addition, under the Internal Revenue Code, certain tax incentives are available to parents utilizing child care programs. Any change in such incentives could cause a number of parents to remove their children from the Company's centers, which would adversely affect the Company's business, financial condition and results of operations. Although none of the Company's employees are paid at the minimum wage, increases in the federal minimum wage could result in a corresponding increase in the wages paid to the Company's employees, which could adversely affect the Company's business, financial condition and results of operations. See "Business--Regulation."

  Insurance. Recently, as a result of alleged incidents of child physical and sexual abuse in the child care industry, and the length of time before the expiration of applicable statutes of limitations for the bringing of child abuse and personal injury claims (typically a number of years after the child reaches the age of majority), many operators of child care centers have had difficulty obtaining adequate general liability insurance or child abuse liability insurance or have been able to obtain such insurance only at unacceptably high rates. The Company currently maintains the following types of insurance policies: workers' compensation, commercial general liability, automobile liability, commercial property liability, professional liability and excess "umbrella" liability. These policies provide for a variety of coverages and are subject to various limitations, exclusions, and deductibles. The commercial general liability policy provides for annual coverage of $2.0 million per location and $1.0 million per occurrence, although the policy limits coverage for child sexual abuse to an annual aggregate of $1.0 million per site and per person. The Company's excess "umbrella" coverage, relating to general liabilities other than those related to child sexual abuse claims, provides coverage in the amount of $20.0 million per year. There can be no assurance that such liability limitations will be adequate, that insurance premiums for such coverages will not increase, or that in the future the Company will be able to obtain insurance at acceptable rates, if at all. Any such inadequacy of or inability to obtain insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operation. See "--Adverse Publicity," "--Litigation," and "Business--Insurance."

  Potential Effect of Anti-Takeover Provisions. The Company's Amended and Restated Certificate of Incorporation and Bylaws will, after the completion of the offering, contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions establish staggered terms for members of the Company's Board of Directors and include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company will be subject to Section 203 of the Delaware General Corporation Law ("DGCL")

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering (at an assumed initial public offering price of $11.00 per share) are estimated to be $13.2 million after deducting estimated offering expenses payable by the Company and underwriting discounts and commissions. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The principal purposes of this offering are to increase the Company's equity capital and to create a public market for the Company's Common Stock, which will facilitate future access by the Company to the public financial markets and help to attract and retain key employees. The Company intends to use approximately $3.9 million of the net proceeds to repay indebtedness. The Company intends to use the balance of the net proceeds for working capital and general corporate purposes, including the financing of potential acquisitions and new centers currently under development that the Company would otherwise finance with mortgage debt. Although the Company regularly evaluates acquisition opportunities, it is not a party to any letter of intent or other agreement regarding any acquisition. Pending such uses, the Company intends to invest the net proceeds of this offering primarily in investment grade, interest-bearing securities.

  The Company intends to repay unsecured indebtedness outstanding as of August 31, 1997, of approximately $2.4 million, plus accrued interest, to ServiceMaster incurred in connection with the acquisition of GreenTree in December 1995, which indebtedness is required to be repaid in the event of an initial public offering. This indebtedness began accruing interest June 1, 1996 at a variable rate per annum equal to the prime rate declared by First National Bank of Chicago. The principal balance of this indebtedness was $2.6 million as of June 30, 1997. At August 31, 1997, the interest rate on this indebtedness was 8.5%. The Company also intends to repay approximately $1.5 million in mortgage debt outstanding as of August 31, 1997 under three mortgage notes consisting of: $650,000 owed to BankBoston--Connecticut, N.A., which debt has a maturity date of November 1999 and bears interest at a variable rate per annum equal to the base rate plus 1.0%; $370,000 owed to SouthTrust Bank of West Florida, which debt has a maturity of October 2000 and bears interest at a fixed rate of 9.0% per annum; and $500,000 owed to Fleet National Bank, which debt has a maturity date of June 2016 and bears interest at a variable rate per annum, equal to the base rate plus .25%. At August 31, 1997, the interest rate on the mortgage note to BankBoston--Connecticut, N.A. was 9.5% and the interest on the mortgage note to Fleet National Bank was 8.75%.

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. The Company intends to retain earnings to finance future operations and expansions. The Company is also prohibited by the terms of its revolving line of credit and its mortgage notes from paying cash dividends without the prior written consent of the lending institution.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering (at an assumed initial public offering price of $11.00 per share) are estimated to be $13.2 million after deducting estimated offering expenses payable by the Company and underwriting discounts and commissions. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The principal purposes of this offering are to increase the Company's equity capital and to create a public market for the Company's Common Stock, which will facilitate future access by the Company to the public financial markets and help to attract and retain key employees. The Company intends to use approximately $3.9 million of the net proceeds to repay indebtedness. The Company intends to use the balance of the net proceeds for working capital and general corporate purposes, including the financing of potential acquisitions and new centers currently under development that the Company would otherwise finance with mortgage debt. Although the Company regularly evaluates acquisition opportunities, it is not a party to any letter of intent or other agreement regarding any acquisition. Pending such uses, the Company intends to invest the net proceeds of this offering primarily in investment grade, interest-bearing securities.

  The Company intends to repay unsecured indebtedness outstanding as of September 30, 1997, of approximately $2.4 million, plus accrued interest, to ServiceMaster incurred in connection with the acquisition of GreenTree in December 1995, which indebtedness is required to be repaid in the event of an initial public offering. This indebtedness began accruing interest June 1, 1996 at a variable rate per annum equal to the prime rate declared by First National Bank of Chicago. The principal balance of this indebtedness was $2.6 million as of June 30, 1997. At September 30, 1997, the interest rate on this indebtedness was 8.5%. The Company also intends to repay approximately $1.5 million in mortgage debt outstanding as of September 30, 1997 under three mortgage notes consisting of: $650,000 owed to BankBoston--Connecticut, N.A., which debt has a maturity date of November 1999 and bears interest at a variable rate per annum equal to the base rate plus 1.0%; $370,000 owed to SouthTrust Bank of West Florida, which debt has a maturity of October 2000 and bears interest at a fixed rate of 9.0% per annum; and $500,000 owed to Fleet National Bank, which debt has a maturity date of June 2016 and bears interest at a variable rate per annum, equal to the base rate plus .25%. At September 30, 1997, the interest rate on the mortgage note to BankBoston--Connecticut, N.A. was 9.5% and the interest on the mortgage note to Fleet National Bank was 8.75%.

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. The Company intends to retain earnings to finance future operations and expansions. The Company is also prohibited by the terms of its revolving line of credit and its mortgage notes from paying cash dividends without the prior written consent of the lending institution.

                                   DILUTION

  The Company's pro forma net tangible book value as of June 30, 1997 was approximately $6.3 million or $1.59 per share. Pro forma net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding, assuming (i) the conversion of all outstanding shares of Convertible Preferred Stock into 3,100,512 shares of Common Stock and (ii) the exercise of outstanding warrants to purchase 305,045 shares of Common Stock.

  After giving effect to the sale of the 1,350,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $19.5 million or $3.67 per share. This represents an immediate increase in pro forma net tangible book value of $2.08 per share to the existing stockholders and an immediate dilution in pro forma net tangible book value of $7.33 per share to purchasers of Common Stock in the offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

Assumed initial public offering price per share...................       $11.00
  Pro forma net tangible book value per share as of June 30, 1997. $1.59
  Increase per share attributable to new investors................  2.08
                                                                   -----
Pro forma net tangible book value per share after the offering....         3.67
                                                                         ------
Dilution per share to new investors...............................       $ 7.33
                                                                         ======

  The following table sets forth, as of June 30, 1997, on a pro forma basis after giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into 3,100,512 shares of Common Stock and the exercise of outstanding warrants to purchase 305,045 shares of Common Stock upon the closing of this offering, the number of shares purchased from the Company, the total cash paid to the Company and the average price per share paid by existing stockholders and to be paid by purchasers of the shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                             SHARES PURCHASED  TOTAL CONSIDERATION AVERAGE PRICE
                             ----------------- ------------------- -------------
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing stockholders....... 3,962,289   74.6% $19,888,009   57.3%    $ 5.02
New investors............... 1,350,000   25.4% $14,850,000   42.7%    $11.00
                             ---------  -----  -----------  -----
  Total..................... 5,312,289  100.0% $34,738,009  100.0%
                             =========  =====  ===========  =====

  The above information assumes no exercise of (i) the Underwriters' over-allotment option and (ii) except as noted above, stock options or warrants after June 30, 1997. As of June 30, 1997, the Company had reserved 852,972 shares of Common Stock for issuance upon exercise of outstanding options at a weighted average exercise price of $4.89 per share and 66,666 shares for issuance upon the exercise of a warrant issued to ServiceMaster at an exercise price of $10.50 per share. To the extent any of such options and warrants are exercised, there will be further dilution to new investors. See "Management-- Stock Plans."

                                CAPITALIZATION

  The following table sets forth, as of June 30, 1997, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to reflect the conversion of all outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 3,100,512 shares of Common Stock, the exercise of outstanding warrants (which otherwise would terminate upon the closing of the offering) into 305,045 shares of Common Stock, the issuance and sale by the Company of the 1,350,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $11.00 per share) and the application of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements, including the notes thereto appearing elsewhere in this Prospectus.

                                                              JUNE 30, 1997
                                                           ---------------------
                                                                      PRO FORMA
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt and capital leases...  $    834    $    35
                                                           --------    -------
Long-term debt:
  Note payable to ServiceMaster..........................     1,875         --
  Mortgage notes(1)......................................     1,476         --
  Other long-term liabilities............................        89         89
                                                           --------    -------
    Total long-term debt.................................     3,440         89
                                                           --------    -------
Mandatorily redeemable convertible preferred stock, $0.01
 par value;
 1,860,330 shares authorized, issued and outstanding,
 actual;
 no shares authorized, issued and outstanding, as
 adjusted................................................    19,705         --
Stockholders' equity (deficit):
  Preferred Stock, $0.01 par value; 3,000,000 shares
   authorized;
   no shares issued and outstanding, actual and as
   adjusted..............................................
  Common Stock, $0.01 par value; 12,000,000 shares
   authorized;
   556,732 issued and outstanding, actual; 5,312,289
   shares issued
   and outstanding, as adjusted(2).......................         6         53
  Additional paid-in capital.............................        66     33,118
  Accumulated deficit....................................   (11,232)   (11,232)
                                                           --------    -------
    Total stockholders' equity (deficit)................    (11,160)    21,939
                                                           --------    -------
      Total capitalization...............................  $ 12,819    $22,063
                                                           ========    =======

--------
(1) Excludes $480,000 of debt incurred subsequent to June 30, 1997 associated with the mortgage for the Company's Orange, Connecticut child development center. The Company does not intend to repay this indebtedness with the proceeds from the offering.

(2) Based upon the number of shares outstanding as of June 30, 1997. Excludes
    (i) 852,972 shares of Common Stock reserved for issuance upon exercise of options outstanding with a weighted average exercise price of $4.89 per share (ii) 66,666 shares of Common Stock reserved for issuance upon exercise of the warrant issued to ServiceMaster at an exercise price of $10.50 per share, and (iii) 666,666 shares of Common Stock reserved for future grants of Common Stock or options to purchase Common Stock under the Company's 1997 Equity Incentive Plan. See "Management--Stock Plans."

                     SELECTED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected consolidated financial and operating data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The selected consolidated financial data as of June 30, 1996 and 1997 and for each of the years in the three-year period ended June 30, 1997 have been derived from the Company's Consolidated Financial Statements, which have been audited by Price Waterhouse LLP, independent public accountants, and are included elsewhere in this Prospectus. The selected consolidated balance sheet data at the end of fiscal 1993, 1994 and 1995 and the selected consolidated statement of income data for each of fiscal years 1993 and 1994 have been derived from Consolidated Financial Statements, which have also been audited by Price Waterhouse LLP, not included herein.

                                        FISCAL YEAR ENDED JUNE 30,
                               ------------------------------------------------
                                 1993      1994      1995    1996(1)     1997
                               --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
 Net revenues................  $ 23,812  $ 32,012  $ 43,693  $ 64,181   $85,001
 Cost of services(2).........    20,611    27,592    37,209    55,615    72,675
                               --------  --------  --------  --------  --------
   Gross profit..............     3,201     4,420     6,484     8,566    12,326
 Selling, general and
  administrative
  expenses(2)................     3,034     3,578     5,174     6,376     9,007
 Amortization of non-compete
  agreements(2)(3)...........       --        --         80     1,680       560
 Transaction costs(4)........       --        --        --        --        543
                               --------  --------  --------  --------  --------
   Income from operations....       167       842     1,230       510     2,216
 Interest income (expense),
  net........................       (14)      (17)       21      (194)     (275)
                               --------  --------  --------  --------  --------
   Income before income
    taxes....................       153       825     1,251       316     1,941
 Income tax benefit
  (provision)(5).............       --        319       382     1,005      (794)
                               --------  --------  --------  --------  --------
   Net income................  $    153  $  1,144  $  1,633  $  1,321  $  1,147
                               ========  ========  ========  ========  ========
 Pro forma net income per
  share(6)...................                                          $   0.26
                                                                       ========
 Pro forma weighted average
  number of common and
  common equivalent
  shares(6)..................                                             4,413
                                                                       ========
SELECTED OPERATING DATA:
 Number of centers at end of
  period.....................        54        72        87       124       140
 Number of clients at end of
  period.....................        53        70        85       119       134
 Licensed capacity at end of
  period(7)..................     4,625     6,318     7,607    12,642    14,156
BALANCE SHEET DATA (AT END OF
PERIOD):
 Working capital.............  $    802  $    544  $    900  $  2,412  $     87
 Total assets................     8,104    10,467    12,970    24,535    28,519
 Long-term debt and capital
  lease obligations..........       718        12       749     4,248     3,440
 Mandatorily redeemable
  convertible preferred
  stock......................    15,311    16,410    17,508    18,607    19,705
 Total stockholders'
  deficit....................  $(12,031) $(11,983) $(11,447) $(11,215) $(11,160)

--------
(1) Effective December 1, 1995, the Company acquired the business and some of the assets and liabilities of GreenTree. Fiscal 1996 results include seven months of GreenTree operating results. If the GreenTree acquisition had occurred on July 1, 1995, the Company's pro forma net revenues, gross profit and net income for fiscal 1996 would have been $70.4 million, $8.8 million and $988,000, respectively.
(2) Total depreciation and amortization is comprised of (i) center depreciation included in cost of services, (ii) corporate facility depreciation and amortization of goodwill included in selling, general and administrative expenses and (iii) amortization of non-compete agreements discussed in Note 3 below. Total depreciation and amortization was approximately $517,000, $652,000, $871,000, $2.8 million and $2.2 million in fiscal 1993, 1994, 1995, 1996 and 1997, respectively.
(3) In connection with the acquisitions of Burud in fiscal 1995 and GreenTree in fiscal 1996, the Company received, in each case, an agreement from the seller not to compete with the Company for a certain future period. The Company recorded intangible assets for the non-compete agreements of $600,000 in fiscal 1995 and $2.0 million in fiscal 1996. These amounts are being amortized over the estimated period of benefit. The Company anticipates recording the remaining $280,000 in amortization expense associated with these non-compete agreements in fiscal 1998.

(4) In fiscal 1997, the Company incurred costs of $543,000 associated with a proposed public offering of securities. Because the offering was delayed, the amounts incurred were treated as a period cost.
(5) In each of fiscal 1994, 1995 and 1996 the Company recorded an income tax benefit on pre-tax earnings. These benefits include $652,000, $1.0 million and $1.4 million for fiscal 1994, 1995 and 1996, respectively, representing decreases in the tax valuation allowance, net of $1.1 million applied to reduce goodwill in 1996. In fiscal 1997, the Company recorded an income tax provision which was not materially affected by changes in the valuation allowance net of amounts applied to reduce goodwill.

(6) Assumes conversion of all Convertible Preferred Stock and the exercise of warrants which would otherwise expire upon the closing of the Offering. Calculated on the basis described in Note 1 to Consolidated Financial Statements.
(7) Represents the total capacity permitted under applicable state licenses.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Bright Horizons was founded in 1986 by current Chairman and Chief Executive Officer Roger H. Brown and current President Linda A. Mason to provide corporate-sponsored early education and family support services. Bright Horizons operates the largest number of corporate-sponsored child development centers in the United States, with 140 centers providing care and education to more than 13,500 children and their families.

  The Company opened its first two centers in August 1987, and grew to 41 centers by June 30, 1992. Since 1992, the Company has grown by opening new centers and through acquisitions of other operators of child development centers, including Cornerstone West, Inc. in fiscal 1994, Burud in fiscal 1995, Greentree in fiscal 1996 and The Learning Garden in July 1997. In connection with the acquisition of The Learning Garden, the Company reorganized into a holding company structure whose principal operations are conducted through its wholly owned subsidiary Bright Horizon's Children's Centers, Inc. The Company's revenue growth has been primarily due to the addition of new centers as well as increased enrollment at existing centers. Bright Horizons serves many of the nation's leading corporations including Allstate Insurance Company, Apple Computer, Duke Power, DuPont, First Union National Bank, Glaxo Wellcome, IBM (through the American Business Collaborative), Merck & Co., Inc., Motorola, Paramount Pictures, Pfizer, Salomon Brothers, Sony Pictures Entertainment, Time Warner Inc., Universal Studios, Inc., Warner Bros., and Xerox. In addition, the Company provides early education services for well known institutions such as the United Nations, New York Hospital, The George Washington University, John F. Kennedy Airport and Beth Israel Deaconess Medical Center. The Company operates multiple centers and services for 13 of its clients. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and create a leading market presence. The Company has created a major market presence in Boston, Charlotte, Chicago, Hartford, Los Angeles, New York, Raleigh/Durham, San Francisco, Seattle and Washington, D.C.

  Sponsorship Models. Although the specifics of the Company's corporate sponsorship arrangements vary widely, there are two basic forms--the corporate-sponsored model and the management contract model. Under the corporate-sponsored model, which comprises approximately 80% of the Company's operating sites, Bright Horizons operates a child development center on the premises of a corporate sponsor, giving priority enrollment to the children of the corporate sponsor's employees. Bright Horizons maintains profit-and-loss responsibility for the operation of the center, and, as part of the arrangement, receives financial support from the corporate sponsor, which can take various forms, including reduced occupancy costs, tuition-assistance and start-up and/or operating cost assistance. Newly opened corporate-sponsored centers generally operate at a loss until utilization levels of approximately 60% or more are achieved, which typically occur by the end of the first year of operations. When the Company takes over an existing corporate-sponsored center operated by another provider, the Company also generally sustains operating losses, though for a shorter period than with newly opened centers.

  Under the management contract model, which comprises approximately 20% of the Company's operating sites, Bright Horizons operates a work-site child development center, generally under a cost-plus agreement. These cost-plus arrangements generally include a fixed management fee that is based on center capacity and require that the sponsor reimburse the Company for expenses in excess of tuition revenues within an agreed upon budget. The sponsor is typically responsible for all start-up costs and facility maintenance under this model. Therefore, the Company does not sustain pre-opening or initial operating losses under the management contract model. The management contract model centers experience slightly lower operating margins than the corporate-sponsored model at full maturity. At the end of fiscal year 1997, the Company operated 114 centers under the corporate sponsored model and 26 centers under the management contract model.

  Under the corporate-sponsored model, the Company's revenues consist primarily of tuition paid by parents, supplemented in some cases by direct payments from corporate sponsors and, to a far lesser extent, direct payment from government agencies. Under the management contract model, in addition to tuitions, revenues also include management fees and reimbursable expenses. In all cases, revenues are recognized as services are performed. Tuition payments are generally received in advance and are typically payable by parents monthly, and in some cases, weekly. Management fees payable by corporate sponsors are generally received monthly in advance, while reimbursable expenses are received monthly in arrears. Frequently, the Company maintains an advance from the corporate sponsor against reimbursable expenses. Tuition, management fees and fees for reservation of priority enrollment rights paid in advance are recorded as deferred revenue and recognized in the appropriate period.

  Center Economics. The Company's investment in a new corporate-sponsored child development center consists of pre-opening expenses, post-opening losses and capital expenditures. The amount the Company is required to invest to open a new center varies considerably, based primarily on the size of the center, the type of sponsorship model under which the center will operate and the specific contractual arrangements between the Company and the center sponsor. The Company is generally not required to make a significant investment in centers that operate under the management contract model. Since 1991, the Company's average investment in corporate-sponsored centers that have been open at least two full fiscal years (excluding centers acquired in the GreenTree acquisition) was approximately $100,000, and those centers achieved an average operating profit (before center-level depreciation and any allocation of corporate overhead and interest) of approximately $90,000 in their second full fiscal year of operation.

  Bright Horizons currently has 25 new centers under development and six additional centers undergoing expansion. The Company anticipates that the addition of these centers will require that it hire approximately three new corporate administrative personnel as well as an average of 25 faculty members for each newly opened center. After the initial start-up periods for newly opened centers, during which time those centers operate below full occupancy, the Company believes that the hiring of these additional personnel will not significantly impact its operating margins.

  Recent Acquisitions. On December 1, 1995, the Company acquired all of the outstanding common stock of GreenTree of Downers Grove, Illinois, the operator of 24 GreenTree Child Care centers. Total consideration included $6.0 million in cash and a warrant to purchase 66,666 shares of Common Stock at an exercise price of $10.50 per share. To finance the GreenTree purchase, the Company borrowed $2.0 million under its bank line of credit and $3.0 million from the seller. Prior to their acquisition, the GreenTree centers generally experienced operating margins below the Company's average. Since their acquisition, however, the GreenTree centers have experienced ongoing growth in enrollment, and the gross margin of the acquired centers has improved from 7.1% for the eleven months preceding the acquisition on December 1, 1995 to 10.6% for fiscal 1997. On July 1, 1997, the Company acquired substantially all the assets and liabilities of Pacific Preschools, Inc. dba The Learning Garden, which manages four child development centers in the Seattle, Washington metropolitan area. The total consideration consisted of $1.6 million in cash and 108,333 shares of Common Stock. The operating margins of The Learning Garden centers are expected to be consistent with the historical margins of the Company's centers. Each of these acquisitions was accounted for under the purchase method.

  Amortization of Non-Compete Agreements. In connection with the acquisition of Burud and GreenTree, the Company received, in each case, an agreement from the seller not to compete with the Company for a certain future period. The Company recorded intangible assets for the non-compete agreements of $600,000 in fiscal 1995 and $2.0 million in fiscal 1996, respectively. These amounts are being amortized over the estimated period of benefit. The Company anticipates recording the remaining $280,000 in amortization expense associated with these non-compete agreements in fiscal 1998.

  Transaction Costs. In fiscal 1997, the Company incurred costs of $543,000 associated with a proposed public offering of securities. Because the offering was delayed, the amounts incurred were treated as a period cost.

RECENT OPERATING RESULTS

  For the three months ended September 30, 1997, net revenues increased $4.5 million, or 23%, to approximately $24.2 million from $19.7 million for the three months ended September 30, 1996. Gross profit increased $0.9 million, or 35%, to approximately $3.4 million for the three months ended September 30, 1997 from $2.5 million for the three months ended September 30, 1996. As a percentage of net revenues, gross profit increased to approximately 14% for the three months ended September 30, 1997 from 12.7% for the three months ended September 30, 1996. Income from operations increased $0.3 million to approximately $0.6 million for the three months ended September 30, 1997 from $0.3 million for the three months ended September 30, 1996. As a percentage of net revenues, income from operations increased to approximately 2.7% for the three months ended September 30, 1997 from 1.6% for the three months ended September 30, 1996. The number of child development centers operated by the Company increased to 140 centers at September 30, 1997 from 129 centers at September 30, 1996.


RESULTS OF OPERATIONS

  The following table sets forth statement of operations data as a percentage of net revenues for the periods indicated.

                                                            FISCAL YEAR ENDED
                                                                JUNE 30,
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
Net revenues............................................... 100.0% 100.0% 100.0%
Cost of services...........................................  85.2   86.7   85.5
                                                            -----  -----  -----
  Gross profit.............................................  14.8   13.3   14.5
Selling, general and administrative expenses...............  11.8    9.9   10.6
Amortization of non-compete agreements.....................   0.2    2.6    0.7
Transaction costs..........................................    --     --    0.6
                                                            -----  -----  -----
  Income from operations...................................   2.8    0.8    2.6
Interest income (expense), net.............................    --   (0.3)  (0.3)
                                                            -----  -----  -----
  Income before income taxes...............................   2.8    0.5    2.3
Income tax benefit (provision).............................   0.9    1.6   (0.9)
                                                            -----  -----  -----
  Net income...............................................   3.7%   2.1%   1.4%
                                                            =====  =====  =====
  Number of centers open at end of period..................    87    124    140
                                                            =====  =====  =====

FISCAL 1997 COMPARED TO FISCAL 1996

  Net Revenues. Net revenues increased $20.8 million, or 32.4%, to $85.0 million for fiscal 1997 from $64.2 million for fiscal 1996. Of the increase, $8.9 million is attributable to 24 GreenTree centers acquired in December 1995, for which there was a full period of operations in fiscal 1997 as compared to seven months in fiscal 1996. The remainder of the increase is primarily attributable to a full period of operations from the 13 centers opened in fiscal 1996, the addition of 16 centers in fiscal 1997 (13 of which were corporate-sponsored and three of which were management contract centers) and an average tuition increase of 5%.

  Gross Profit. Cost of services consists of center operating expenses, including payroll and benefits for center personnel, facilities costs including depreciation, supplies and other expenses incurred at the center level. Gross profit increased $3.8 million, or 43.9%, to $12.3 million in fiscal 1997 from $8.5 million in fiscal 1996. As a percentage of net revenues, gross profit increased to 14.5% in fiscal 1997 from 13.3% in fiscal 1996. The improved gross margin is attributable to improved performance of the GreenTree centers after the initial period of integration and to other centers that reached mature levels of operation in fiscal 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of regional and district management personnel and corporate management and administrative functions, as well as marketing and development expenses for new and existing centers. Selling, general and administrative expenses increased $2.6 million, or 41.3%, to $9.0 million in fiscal 1997 from $6.4 million in fiscal 1996. The additional administrative expenses were primarily to support the increased number of centers in operation and to make necessary personnel investments to support future expansion.

  Amortization of Non-Compete Agreements. Expenses associated with the amortization of non-compete agreements decreased $1.1 million to $560,000 in fiscal 1997 from $1.7 million in fiscal 1996 due to the use of an accelerated method of amortization. See Note 1 to Notes to Consolidated Financial Statements. The Company anticipates recording the remaining $280,000 in amortization expense associated with the non-compete agreements in fiscal 1998.

  Income from Operations. Income from operations increased $1.7 million to $2.2 million in fiscal 1997 from $510,000 in fiscal 1996, due primarily to the decrease in expenses associated with the amortization of non-compete agreements and the increase in gross margin. In fiscal 1997, the Company incurred costs of $543,000 associated with a proposed public offering of securities. Because the offering was delayed, the amounts incurred were treated as a period cost. Excluding this charge and the amortization of the non-compete agreements, operating income would have increased $1.1 million to $3.3 million in fiscal 1997 from $2.2 million in fiscal 1996 and, as a percentage of net revenues, would have increased to 3.9% in fiscal 1997 from 3.4% in fiscal 1996.

  Interest Income (Expense), net. The Company's net interest expense increased $81,000, or 41.8%, to $275,000 in fiscal 1997 from $194,000 in fiscal 1996, primarily due to a full year of interest on the principal balance of the $3.0 million note incurred in connection with the GreenTree acquisition in fiscal 1997 compared to seven months in fiscal 1996.

  Income Tax Benefit (Provision). The Company's income tax provision was $794,000 for fiscal 1997 compared to a benefit of $1.0 million for fiscal 1996. The benefit recorded in fiscal 1996 included $2.5 million attributable to the decrease in the valuation allowance less $1.1 million representing the benefit of acquired deferred tax assets applied to reduce goodwill associated with the GreenTree acquisition. The provision recorded in fiscal 1997 was not materially affected by changes in the valuation allowance net of amounts applied to reduce goodwill and return to provision adjustments. As there is no valuation allowance on deferred tax assets at June 30, 1997, the Company's future earnings are not expected to be favorably impacted by changes in the valuation allowance.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net Revenues. Net revenues increased $20.5 million, or 46.9%, to $64.2 million for fiscal 1996 from $43.7 million for fiscal 1995. Of the increase, $10.2 million is attributable to 24 GreenTree centers acquired in December 1995, for which there was no comparable revenue amount in fiscal 1995. The remainder of the increase is primarily attributable to a full period of operations from the 15 centers opened in fiscal 1995, the addition of 13 centers by the Company in fiscal 1996 (seven of which were corporate-sponsored and six of which were management contract centers) and an average tuition increase of approximately 5%.

  Gross Profit. Gross profit increased $2.1 million, or 32.1%, to $8.6 million in fiscal 1996 from $6.5 million in fiscal 1995. As a percentage of net revenues, gross profit declined to 13.3% in fiscal 1996 from 14.8% in fiscal 1995. The decrease is primarily attributable to the lower gross margins of the acquired GreenTree centers during the initial period of integration.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.2 million, or 23.2%, to $6.4 million in fiscal 1996 from $5.2 million in fiscal 1995, primarily to support the larger number of centers. As a percentage of net revenues, selling, general and administrative expenses decreased to 9.9% in fiscal 1996 from 11.8% in fiscal 1995, due primarily to the Company's ability to increase net revenues without a commensurate increase in selling, general and administrative expenses.

  Amortization of Non-Compete Agreements. Expenses associated with the amortization of non-compete agreements increased to $1.7 million in fiscal 1996 from $80,000 in fiscal 1995. This increase was due to the recording of a $2.0 million intangible asset for the non-compete agreement in connection with the GreenTree acquisition in December 1995 and a full period of amortization for the Burud non-compete agreements.

  Income from Operations. Income from operations decreased to $510,000 in fiscal 1996 from $1.2 million in fiscal 1995, due primarily to the increased expenses associated with the amortization of non-compete agreements. Excluding expenses related to amortization of non-compete agreements, income from operations would have increased $880,000, or 67.2%, to $2.2 million in fiscal 1996 from $1.3 million in fiscal year 1995 and, as a percentage of net revenues, would have increased to 3.4% in fiscal 1996 from 3.0% in fiscal 1995.

  Interest Income (Expense), net. The Company's net interest expense increased $215,000 to $194,000 in fiscal 1996 from net interest income of $21,000 in fiscal 1995, due to the $5.0 million of debt incurred in connection with the GreenTree acquisition in December 1995 and the addition of $978,000 in mortgage notes during fiscal 1996.

  Income Tax Benefit (Provision). The Company's provision for income taxes was a benefit of $1.0 million for fiscal 1996 compared to a benefit of $382,000 for fiscal 1995. This benefit includes $1.0 million and $2.5 million attributable to changes in the valuation allowance in 1995 and 1996, respectively, less $1.1 million in 1996 representing the benefit of acquired deferred tax assets applied to reduce goodwill associated with the GreenTree acquisition. The change in the valuation allowance reflects the benefit of net operating loss carryforwards.

QUARTERLY RESULTS AND SEASONALITY

  The following table sets forth certain unaudited quarterly results of operations data of the Company for each of the four quarters in each of fiscal 1997 and fiscal 1996. The Company believes that this information has been prepared on the same basis as the audited Consolidated Financial Statements and that all necessary adjustments, consisting only of the normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with the audited Consolidated Financial Statements and the Notes thereto included elsewhere in the Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                    THREE MONTHS ENDED
                                           --------------------------------------
                                           SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                                             1996      1996      1997      1997
                                           --------- --------  --------  --------
                                                      (IN THOUSANDS)
Net revenues..............................  $19,713  $20,195   $21,857   $23,236
Cost of services..........................   17,215   17,530    18,291    19,639
                                            -------  -------   -------   -------
  Gross profit............................    2,498    2,665     3,566     3,597
Selling, general and administrative
expenses..................................    2,049    2,003     2,374     2,581
Amortization of non-compete agreements....      140      140       140       140
Transaction costs.........................       --       --        --       543
                                            -------  -------   -------   -------
  Income from operations..................      309      522     1,052       333
Interest income (expense), net............      (68)     (75)      (83)      (49)
                                            -------  -------   -------   -------
  Income before income taxes .............      241      447       969       284
Income tax benefit (provision)............      (99)    (183)     (396)     (116)
                                            -------  -------   -------   -------
  Net income .............................  $   142  $   264   $   573   $   168
                                            =======  =======   =======   =======

                                                    THREE MONTHS ENDED
                                           --------------------------------------
                                           SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                                             1995      1995      1996      1996
                                           --------- --------  --------  --------
                                                      (IN THOUSANDS)
Net revenues..............................  $11,932  $14,232   $18,271   $19,746
Cost of services..........................   10,467   12,254    15,946    16,948
                                            -------  -------   -------   -------
  Gross profit............................    1,465    1,978     2,325     2,798
Selling, general and administrative
expenses..................................    1,259    1,496     1,660     1,961
Amortization of non-compete agreements....       87      277       658       658
                                            -------  -------   -------   -------
  Income from operations..................      119      205         7       179
Interest income (expense), net............       16      (14)      (48)     (148)
                                            -------  -------   -------   -------
  Income (loss) before income taxes.......      135      191       (41)       31
Income tax benefit (provision)............      430      604      (127)       98
                                            -------  -------   -------   -------
  Net income (loss).......................  $   565  $   795   $  (168)  $   129
                                            =======  =======   =======   =======

  The Company's business is subject to seasonal and quarterly fluctuations. The Company's experience has been that the demand for child development services decreases during the summer months. During this season, families are often on vacation or have alternative child care arrangements. In addition, children who will begin primary school in the fall often leave the Company's programs over the summer. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the year. The reduction in summer enrollment generally results in lower revenue and gross profit in the first quarter of the Company's fiscal year. During the summer, the Company reduces staffing levels and offers summer programs to retain children and attract new children. The Company's results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the sponsorship model mix of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions. See "Risk Factors--Seasonality and Quarterly Fluctuations."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary cash requirements are the ongoing operations of its existing centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been cash flow from operations, supplemented by borrowings under its revolving line of credit with Fleet National Bank.

  The Company has a $5.0 million revolving line of credit with Fleet National Bank, $2.0 million of which may be used for working capital and general corporate purposes and $3.0 million of which may be used for real estate loans to be secured by mortgages. The revolving line of credit has a maturity date of September 30, 1998 and bears interest at a variable rate per annum equal to the bank's prime rate.

  Cash provided from operations was $7.4 million in fiscal 1997, $4.9 million in fiscal 1996 and $1.5 million in fiscal 1995. Cash provided in fiscal 1997 included $1.1 million of net income, $2.2 million of depreciation and amortization (of which $560,000 represented amortization of non-compete agreements), a $2.5 million increase in accounts payable and accrued expenses (primarily related to the growth in operations and, to a lesser extent, increases in incentive compensation associated with operating performance at the center level), and $1.4 million of increases in deferred revenue; these increases were partially offset by an $866,000 increase in deferred income taxes. The fiscal 1996 amount included $1.3 million of net income, $2.8 million of depreciation and amortization (of which $1.7 million represents amortization of non-compete agreements arising from the Burud and GreenTree acquisitions), $1.3 million of increases in deferred revenue, and $1.5 million of increases in other current and long-term liabilities (related to deposits received under management contracts), partially offset by a $2.4 million increase in deferred income taxes.

  Cash used in investing activities was $4.9 million during fiscal 1997, $4.8 million during fiscal 1996 and $2.0 million during fiscal 1995. The fiscal 1997 amount was primarily used to purchase fixed assets and leasehold improvements in new and existing centers. The fiscal 1996 amount included $3.1 million used in the GreenTree acquisition and $1.7 million used to purchase fixed assets, primarily for new child care centers. The fiscal 1995 amount included $510,000 used in the Burud acquisition and $1.8 million used for purchases of fixed assets.

  Financing activities used cash of $1.0 million in fiscal 1997, provided cash of $363,000 in fiscal 1996 and used $87,000 in fiscal 1995. During fiscal 1997, the Company repaid $500,000 borrowed in 1996 under its bank line of credit and made $543,000 of principal payments on the GreenTree note and other mortgages and capital leases. The fiscal 1996 amount consisted of amounts borrowed to finance the GreenTree acquisition, including $2.0 million borrowed under the Company's bank line of credit, offset by $1.6 million in principal payments on outstanding debt, including the Company's bank line of credit.

  The Company makes capital expenditures primarily to build and equip new child development centers or to refurbish existing centers. The Company is generally not required to make capital expenditures for centers that operate under the management contract model. In contrast, the Company may bear anything from all to none of the capital expenditures for centers that operate under the corporate-sponsored model depending on the nature of the subsidies provided by the center sponsor. The sponsor generally will provide for the construction of the center, and at times will pay for other real estate related costs such as architectural and design fees and real estate broker fees. The construction costs for a typical Bright Horizons center range from approximately $100 to $150 per square foot, though such costs may be considerably higher depending upon the size and amenities of the center. At times, the corporate sponsor will also pay for the center's capital equipment and initial supplies, the costs of which may range from approximately $75,000 to $150,000. Although individual arrangements vary widely, a typical arrangement would call for a sponsor to pay all costs of construction and one-half of the capital equipment and initial supplies. Any capital expenditures for equipment which are either paid for directly or reimbursed by the corporate sponsor are excluded from the accounts of the Company. The Company may purchase or construct centers when it is able to obtain favorable purchase terms, or when a sponsor agrees to pay fees in advance for long-term priority enrollment rights in the center or for other guarantees. These arrangements guarantee a sponsor first priority enrollment in the center for a designated number of spaces and impose certain quality standards on the Company. These fees, generally paid during the construction period, are included in deferred revenue on the balance sheet when received and revenue related to such fees is recognized over the rights period, typically ten years or more. Capital expenditures totaled $4.7 million in fiscal 1997, of which $2.4 million related to the construction of centers where the Company had secured long-term priority enrollment rights contracts or other sponsor guarantees. Capital expenditures are expected to approximate $7.0 million in fiscal 1998, of which approximately $4.0 million will relate to the construction of centers where the Company has secured long-term priority enrollment rights contracts or other sponsor guarantees.

  The Company intends to use $3.9 million of the net proceeds of the offering to repay indebtedness. The Company intends to invest the remainder of the net proceeds in investment grade, interest-bearing securities or for other corporate purposes.

  The Company believes that the net proceeds of this offering, together with cash provided by operating activities and the Company's line of credit will be adequate to meet planned operating and capital expenditure needs for at least the next 18 months. However, if the Company were to make any significant acquisitions or make significant investments in the purchase of facilities for new or existing centers for corporate sponsors, it may be necessary for the Company to obtain additional debt or equity financing.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  The FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) which is required to be adopted by the Company in its fiscal 1998 financial statements. SFAS 128 requires the Company to disclose a basic and a diluted earnings per share calculation. The basic earnings per share calculation excludes Common Stock equivalents from the earnings per share calculation, while diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. At June 30, 1997, basic and diluted pro forma net income per share (calculated on the basis described in Note 1 to Consolidated Financial Statements) would have been $0.29 and $0.26, respectively.

  The FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131) which is required to be adopted by the Company in its fiscal 1999 financial statements. SFAS 131 establishes standards for reporting information on operating segments and for related disclosures about products and services, geographic areas, and major customers. The Company is currently reviewing the impact of SFAS 131 on its financial statements.

INFLATION

  Certain of the Company's leases call for increases in rent and related payments which correspond in part to changes in the Consumer Price Index. However, the Company does not believe that inflation has had a material effect on its results of operations. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

                                   BUSINESS

OVERVIEW

  Bright Horizons is the nation's largest provider of early education and family support services for the corporate market, operating 140 child development centers for 134 clients. The Company serves more than 13,500 children and their families in 25 states and the District of Columbia. With the changing demographics of today's workforce and the prevalence of dual career families, a growing number of corporations are creating family benefits to attract and retain employees and support them as parents. The Company provides early childhood education, full and part-time child care, emergency backup care, before and after school care for school age children, summer camps, vacation care, special event child care, elementary school (kindergarten through third grade), and family support services. Bright Horizons partners with corporate sponsors to provide these services.

  Bright Horizons serves many of the nation's leading corporations including Allstate Insurance Company, Apple Computer, Duke Power, DuPont, First Union National Bank, Glaxo Wellcome, IBM (through the American Business Collaborative), Merck & Co., Inc., Motorola, Paramount Pictures, Pfizer, Salomon Brothers, Sony Pictures Entertainment, Time Warner, Inc., Universal Studios, Inc., Warner Bros., and Xerox. Six of the top ten companies selected by WorkingMother magazine as 1997's "Top 100 Companies for Working Mothers" are clients of Bright Horizons. In addition, the Company provides early education services for well known institutions such as the United Nations, New York Hospital, The George Washington University, John F. Kennedy Airport and Beth Israel Deaconess Medical Center. None of these corporations or institutions accounted for more than 4% of the company's revenues during fiscal 1997. The Company operates multiple centers for 13 of its clients.

MARKET OVERVIEW

  The market for early education and family support services in the United States is large and experiencing a shift toward center-based child care. According to industry sources, approximately $32 billion was spent on child care services in 1996. Although the number of births has remained relatively constant since 1990, the child care market in the U.S. has continued to grow steadily. This growth has been driven primarily by demographic factors, particularly the growing percentage of mothers in the work force. Over 60% of mothers with children under six are currently in the work force, compared to 22% in 1960. Among college-educated women, which is the Company's primary market, 70% of mothers with children under a year old are in the work force. Industry surveys indicate that the preference for center-based child care increases with the education level of the parents.

  The Company estimates the total market size for work-site child care services to be in excess of $2.0 billion. Many corporations and other employers have found that work-site early childhood education services enhance employee productivity, loyalty and commitment. For these reasons, corporations have increasingly recognized child care benefits as a key element of their employee recruitment and retention strategy, and over 85% of large employers currently provide some form of child care assistance to their employees, as compared to 64% in 1990. Employers are increasingly providing this benefit through work-site child development centers, with 10% of large companies providing work-site centers in 1995, compared to 6% in 1990. A wide variety of employers currently sponsor work-site child development centers, including corporations, hospitals, government agencies and universities. The Company has found that the decision by an industry leader to sponsor a work-site child development center often exerts competitive pressure on other industry participants to follow suit.

  Corporate-sponsored work-site child care, which emerged in the 1980s, offers distinct advantages to parents and corporations. Parents value the higher quality care and education made possible by corporate support. The 1995 Cost, Quality, and Child Outcomes in Child Care Centers Study demonstrated the strong correlation between outside funding, such as corporate support, and the provision of high quality early childhood education. Work-site centers are also convenient to parents in terms of location and hours of operation. Parents are able to monitor quality on a daily basis and participate in their child's ongoing care and education by taking advantage of the Company's "open door" policy to visit the center during the work day. Mothers also have the opportunity to nurse their infants during the work day and are nearby in case of illness or emergency.

  In a 1997 study of 12 of the Company's larger clients conducted by the Simmons Graduate School of Management, 93% of employee respondents cited work-site child care as important in considering a job change. This same study revealed that 19% of employee respondents had turned down or not pursued a job change because of child care issues and 42% responded that child care was an important factor in their decision to join a company. The clients participating in this survey included Motorola, Glaxo Wellcome, Warner Bros., First Union National Bank and Salomon Brothers among others.

  The market for child care services is highly fragmented, with national child care providers holding less than 5% of the industry's licensed capacity, and the 50 largest providers accounting for less than 10% of licensed capacity. The Company believes there are fewer than 10 companies providing work-site child care services on a national basis.

BUSINESS STRATEGY

  The Company has gained nationwide recognition as a quality service provider and is well-positioned to serve corporate sponsors due to its national scale, track record of serving major corporate sponsors, established reputation, and position as a quality leader. The major elements of its business strategy are the following:

  Corporate Sponsorship. Corporate sponsorship enables Bright Horizons to address simultaneously the three most important criteria used by parents to evaluate and select an early education provider: quality of care, convenience and cost. By reducing the Company's start-up and operating costs, corporate sponsorship enables Bright Horizons to concentrate its investment in those areas that directly translate into high quality care, including faculty compensation, teacher-child ratios, curricula, continuing faculty education, facilities and equipment. The Company's corporate-sponsored work-site facilities are conveniently located at or near the parents' place of employment, and generally conform their hours of operation to the work schedule of the corporate sponsor. Work-site child development centers allow parents to spend more time with their children, both while commuting and during the work day, and to participate in and monitor their child's ongoing care and education. Finally, because corporate support generally defrays a portion of the Company's start-up and/or operating costs, Bright Horizons is able to offer its customers high quality early childhood education at competitive tuition levels. Some corporations offer subsidized tuition to their employees as part of their overall family benefits package.

  Quality Leadership. The critical elements of the Company's quality leadership focus include:

    . NAEYC Accreditation. Bright Horizons operates its centers to qualify for accreditation by the National Association for the Education of Young Children ("NAEYC"), a national organization dedicated to improving the quality of care and developmental education provided for young children. The Company believes that its commitment to meeting NAEYC accreditation is an advantage in the competition for corporate sponsorship opportunities, due to the Company's experience with an increasing number of potential corporate sponsors that are requiring adherence to NAEYC criteria. NAEYC accreditation criteria cover a wide range of quantitative and qualitative factors, including, among others, faculty qualifications and development, staffing ratios, physical environment, and health and safety. NAEYC criteria generally are more stringent than state regulatory requirements. The majority of child care centers are not NAEYC-accredited, and the Company has more NAEYC-accredited work-site child development centers than any other provider.

    . High Teacher-Child Ratios. High teacher-child ratios are a critical factor in providing quality early education, facilitating more focused care and enabling teachers to forge relationships with children and their parents. Under Bright Horizons' approach, each child has a teacher who is designated as the child's primary caregiver. This teacher is responsible for monitoring a child's developmental progress and tailoring programs to meet the child's individual needs, while engaging parents in establishing and achieving goals. The Company is committed to maintaining the NAEYC-recommended teacher-child ratios for all age groups. Many Bright Horizons centers exceed the NAEYC recommended minimum ratios. By contrast, most center-based child care providers conform only to the minimum teacher-child ratios mandated by applicable governmental regulations, which are generally less intensive than NAEYC standards and vary widely from state to state.

    . Above-Average Compensation. The Company believes that its above-average compensation, comprehensive and affordable benefits package and opportunities for internal career advancement enable Bright Horizons to attract highly qualified, well-educated, experienced and committed center directors and faculty. Based on data provided by the 1995 Cost, Quality and Child Outcomes in Child Care Centers Study, Bright Horizons' average center director compensation is more than 30% above the industry average. The Company believes that its benefits package, which includes medical, dental and disability insurance, paid vacation and sick leave, a 401(k) savings plan, incentive stock options, tuition reimbursement and child care discounts, is unusually comprehensive and affordable to the employee by industry standards. These benefits are an important recruitment and retention tool for the Company in the relatively low-paying child care industry.

    . Highly Qualified Center Directors and Faculty. Bright Horizons believes its faculty's education and experience are exceptional when compared to other national child care organizations. The typical Bright Horizons center director has more than ten years of child care experience and a college degree in an education-related field, with many center directors holding advanced degrees. Because Bright Horizons considers ongoing training essential to maintaining high quality service, centers have training budgets for their faculty that provide for in-center training, attendance at selected outside conferences and seminars and partial tuition reimbursement for continuing education.

    . Innovative Curricula. Bright Horizons' innovative, age-appropriate curricula distinguish it in an industry typically lacking educational programs. The Company is committed to improving upon the typical early education experience by creating a dynamic and interactive environment that stimulates learning and development. As part of its comprehensive curricula, the Company has developed the proprietary ?Language Works! preschool curriculum which facilitates mastery of language by early exposure to words and symbols, extensive use of language in all activity areas, composition of books and immersion in literature. The Company seeks to involve parents in the center's activities and supports the extension of learning into the home. Bright Horizons is currently advised by several education experts. Dr. T. Berry Brazelton, a well known pediatrician, and Dr. Ed Zigler and Dr. Sharon Lynn Kagan of Yale University serve on its Advisory Board. Dr. Sara Lawrence-Lightfoot of the Harvard School of Education serves on its Board of Directors.

    . Attractive, Child-Friendly Facilities. The Company believes that attractive, spacious, child-friendly facilities are an important element in fostering high quality learning environments for children. The Company's centers are custom-built and are designed to be open and bright and to maximize visibility throughout the center. The Company devotes considerable effort to equipping its centers with child-sized amenities, indoor and outdoor play areas with age-appropriate materials and design, family hospitality areas and computer centers.

  In recognition of its quality leadership, the Company and its management were selected by BusinessWeek as one of 1997's "Best Entrepreneurs." In addition, co-founders Roger Brown and Linda Mason were selected by Ernst & Young and Nasdaq to be the 1996 national winners of the "Entrepreneur of the Year" in the service category. Bright Horizons is the only early education company to be selected as one of the WorkingMother magazine's "100 Best Companies for Working Mothers."

  Leading Market Presence. The Company's strategy has been to gain a leading market presence by clustering its centers in selected metropolitan markets. Strong market presence allows the Company to leverage its reputation in on-going marketing and to increase its market penetration. Clustering permits the Company to strengthen quality, develop local recruiting networks, and efficiently allocate its faculty among nearby centers in cases of illness, vacation or leave. Clustering also provides the Company with economies of scale in management, purchasing and recruiting. The Company believes that regional clustering serves as a competitive advantage in developing its reputation within geographic regions and securing new corporate sponsorships in those areas. The Company currently has a major market presence in Boston, Charlotte, Chicago, Hartford, Los Angeles, New York, Raleigh/Durham, San Francisco, Seattle and Washington, D.C.

GROWTH STRATEGY

  The key elements of the Company's growth strategy are as follows:

  Open Centers for New Corporate Sponsors. Bright Horizons' senior management, as well as the Company's regional and home office sales force, actively pursue potential new corporate sponsors, particularly in industries that provide work-site early education and family support services as a standard benefit. The Company believes that its national scale, quality leadership and track record of serving corporate sponsors give it a competitive advantage in securing new corporate sponsorship relationships. As a result of the Company's national visibility as a high quality provider of work-site early education and family support services, sponsors regularly contact Bright Horizons requesting proposals for operating a child care center. See "Risk Factors-- Risk of Limited Future Market Growth" and "--Competition."

  Expand Relationships with Existing Corporate Sponsors. Bright Horizons aims to increase revenue from its existing corporate sponsor relationships by developing new centers for sponsors who have multiple corporate sites and offering additional services at its existing centers. The Company's experience has been that corporate sponsors are more inclined to employ Bright Horizons on a multi-site basis following the successful operation of an initial center. The Company currently operates child care centers at multiple sites for 13 sponsors.

  Assume Management of Existing Child Care Centers. Assuming the management of existing centers enables Bright Horizons to serve an existing customer base with little start-up investment. As corporations reduce their involvement in non-core business activities, the Company has assumed the management of a number of work-site child care centers previously managed by a corporate sponsor. Bright Horizons has also assumed the management of work-site early education and family support centers formerly operated by other providers. Many such providers have experienced operating difficulties because they lack the management expertise or financial depth needed to provide high quality child care services to corporate sponsors. The Company assumed the management of 15 centers from employers and other child care providers over the last three fiscal years.

  Pursue Strategic Acquisitions. Bright Horizons seeks to acquire existing work-site child development centers and local and regional networks to expand quickly and efficiently into new markets and increase its presence in existing geographic clusters. The fragmented nature of the work-site segment of the early education and family support services market continues to provide acquisition opportunities. The Company believes that many of the smaller regional chains and individual providers seek liquidity and/or lack the professional management and financial resources that sponsors increasingly demand. In July 1997, the Company acquired four child development centers in the Seattle, Washington area operating under the name The Learning Garden. In December 1995, the Company purchased from ServiceMaster 24 centers in the Midwest operating under the GreenTree name. In November 1994, the Company acquired Burud, which manages five work-site child development centers in California.

  Develop and Market Additional Services. The Company plans to continue to develop and market additional early childhood education and family support services, full and part-time child care, emergency back-up work-site child care (serving parents when their primary child care options are unavailable), seasonal services (extending hours at existing centers to serve sponsors with highly seasonal work schedules), school vacation clubs, summer programs, elementary school programs (kindergarten through third grade), before and after school care for school age children, vacation care, special event child care, and to add residential child development centers in areas where tuition levels can support Bright Horizons' quality standards.

SPONSORSHIP MODELS

  Although the specifics of the Company's corporate sponsorship arrangements vary widely, they generally can be classified into two forms: (i) the corporate-sponsored model, where Bright Horizons operates a child development center on the premises of a corporate sponsor, gives priority enrollment to the corporate sponsor, receives some form of start-up and/or operating financial support from the corporate sponsor and maintains profit-and-loss responsibility, and (ii) the management contract model, where Bright Horizons manages a work-site child development center under a cost-plus agreement.

  The Corporate-Sponsored Model. Corporate-sponsored model centers currently represent approximately 80% of Bright Horizons' child development centers. Bright Horizons typically designs and operates a work-site child development center in exchange for some form of financial or operating support from the corporate sponsor. This sponsorship can take a variety of forms, including reduced occupancy costs, tuition assistance, payment of pre-opening expenses and assistance with start-up costs, such as architectural and design fees, real estate broker fees, as well as capital equipment and initial supplies. Historically, the Company has received the greatest support in the form of reduced occupancy costs. The Company maintains profit-and-loss responsibility for corporate-model child development centers. The corporate model can be classified into two subcategories: (i) employer-sponsored, where Bright Horizons provides child care on a priority enrollment basis for employees of a single employer sponsor, and (ii) developer-sponsored, where Bright Horizons provides priority child care to the employees of multiple employers located within a developer's property.

  The Employer-Sponsored Model. The employer-sponsored model is typically characterized by a single employer (corporation, hospital, government agency or university), or occasionally a consortium of employers entering into a contract with Bright Horizons to provide early education at a facility located in or near the sponsor's offices. The sponsor generally provides for the construction of the center and on an ongoing basis pays for maintenance and repairs. In some cases, the sponsor also provides tuition assistance and enrollment guarantees. Children of the sponsors' employees typically are granted priority enrollment at the center. Operating contracts under the employer-sponsored model have terms that generally range from three to ten years, require ongoing reporting and, in some cases, limit annual tuition increases.

  The Developer-Sponsored Model. A developer-sponsored center is located in a real estate developer's office building or office park. The center serves as an amenity to the developer's tenants, giving the developer an advantage in attracting quality tenants to its site. In return for leasing the facility to the Company at a discounted rent, Bright Horizons offers priority enrollment to the children of the site's employees. Bright Horizons typically negotiates lease terms of ten to 25 years, including the initial term and renewal options. Under the developer-sponsored model, Bright Horizons' typically operates its child development centers with few ongoing operating restrictions or reporting requirements.

  The Management Contract Model. Management contract centers currently represent approximately 20% of Bright Horizons' child development centers. Under the management contract model, Bright Horizons receives a management fee and is reimbursed for any expenses in excess of tuition revenues within an agreed upon budget. The sponsor is typically responsible for all start-up costs and facility maintenance. The management contract model enables the corporate sponsor to have a greater degree of control with respect to budgeting, spending and operations. Management contracts require Bright Horizons to satisfy certain periodic reporting requirements and generally range in length from one to five years, with some terminable by the sponsor without cause or financial penalty. The Company is responsible for maintenance of quality standards, recruitment of center directors and faculty, implementation of curricula and programs and interaction with parents.

OPERATIONS

  General. Consistent with its strategy of establishing a leading market presence, the Company is organized into four operational regions--the Northeast, Southeast, Midwest and West. Each region is managed by a Regional Vice President and is divided into three to six districts, each headed by a District Manager responsible for supervising the quality and operating performance of six to ten centers. A typical center is managed by a director with a staff ranging from 20 to 25 faculty and administrative personnel. A center director has operating responsibility and is responsible for supervising local marketing, hiring new teachers and performing administrative tasks such as payroll and tuition collection. The Company's home office handles most finance, human resources, administration, business development and marketing functions.

  Center hours of operation are designed to match the schedules of the employer or developer sponsor. Most centers are open ten to twelve hours a day, Monday through Friday. Typical hours of operation are from 7:00 a.m. to 6:00 p.m. The Company offers a variety of enrollment options, ranging from full-time (40-50 hours per week) to part-time options. Over 60% of children who attend the Company's centers are enrolled on a full-time basis. The majority of children enrolled in the Company's child development centers are those of the employer-sponsor or those of employees of the developer-sponsor's tenants. The remaining enrolled children come from the general public.

  Monthly tuition depends upon the age of the child, geographic location and the extent to which tuition is subsidized by a corporate sponsor. In fiscal 1997, average full-time monthly tuition was $853 for infants, $690 for toddlers and $640 for preschoolers. Tuition at most of the Company's centers is payable in advance and is due monthly. In some cases, parents can pay tuition through payroll deduction.

  Facilities. The Company's child development centers are primarily operated in work-site locations and vary in design and capacity in accordance with sponsor needs and state and federal regulatory requirements. A prototypical Bright Horizons center is approximately 7,000 to 8,000 square feet, and has a capacity for 16 infants, 40 toddlers and 60 preschoolers. There are typically two infant rooms, four toddler rooms and three preschool rooms. As of the end of fiscal 1997, the Company's centers had a total licensed capacity of approximately 14,156 children, with the smallest having a capacity of 31 children and the largest having a capacity of over 250 children.

  The Company believes that attractive, spacious, child friendly facilities are an important element in fostering a high quality learning environment for children. Bright Horizons centers are designed to be open and bright and to maximize visibility throughout the center. The Company devotes considerable resources to equipping its centers with child-sized amenities, indoor and outdoor play areas of age-appropriate materials and design, family hospitality areas and computer centers. Commercial kitchens are present in those centers which require hot meals to be prepared on site.

  Health and Safety. The safety and well-being of the children in its care is a high priority for Bright Horizons. The Company employs a variety of security measures at its centers, which may include electronic access systems, security guards, or other site-specific procedures. In addition, the Company's high ratio of teachers to children, together with the presence of center directors and other management personnel, leads to enhanced supervision. Centers are designed to minimize the risk of injury to small children by incorporating such features as child-size amenities, rounded corners on furniture and fixtures, age-appropriate toys and equipment and cushioned fall-zones surrounding play structures.

  The Company conducts ongoing training of personnel in the areas of health, safety and emergency protocol. The Company requires CPR and first aid certification of center management personnel, and offers such certification to all center faculty. The Company conforms to federal OSHA requirements with respect to annual blood-born pathogen training of all center personnel.

CURRICULA

  The Company's dynamic and interactive age-appropriate curricula focuses on hands-on learning activities for children. Early childhood experts and educators believe that children learn best through exploration and play-oriented learning. Children grow and acquire skills at their own pace, taking advantage of age-appropriate activities to challenge themselves, build feelings of success, develop school competence and reach higher levels of learning. Bright Horizons programs are built on this developmental approach and the belief that learning is fun. Programs vary but typically share the following characteristics: consistent responsiveness to children's needs; a balance of structure and flexibility in daily schedules to accommodate individual interests; connection of routine, daily tasks such as eating or dressing to opportunities for social interaction and learning; respect for and celebration of cultural diversity; and encouragement of parental participation. In addition, Bright Horizons' educational programs feature ?Language Works!, a learning process that helps children learn about language in ways that are meaningful to them, experiencing language as part of every curriculum activity throughout the day.

  The teacher's role in the Bright Horizons classroom is to plan and prepare a rich environment in which children are stimulated to learn, to provide a variety of activity choices and to facilitate the child's hands-on engagement in chosen activities. A Bright Horizons teacher strives to supplement the primary role of parents in providing care, and faculty encourage parents to become involved in the center's activities and support the extension of learning into the home.

MARKETING

  Bright Horizons markets its services to two constituencies: corporate sponsors and parents. Bright Horizons' senior management, as well as the Company's regional and home office sales force, maintains relationships with larger customers and actively pursues potential new corporate sponsors, particularly in industries that provide work-site child care as a standard benefit in order to recruit and retain talented employees. The Company's sales force is organized on a regional basis and is responsible for identifying potential corporate sponsors and managing the overall sales process, which generally ranges from three to nine months from initial contact to execution of the sponsorship agreement. In order to execute its growth strategy, the Company has expanded its sales force from four to six people and has hired a Vice President of Development to lead these efforts. In addition, the Company's sales effort is focused on identifying potential corporate clients, targeting real estate developers and identifying potential acquisitions. As a result of the Company's national visibility as a high quality child care provider, potential sponsors regularly contact Bright Horizons requesting proposals. The Company competes for most employer sponsorship opportunities via a request for proposal process.

  At the center level, directors are responsible for marketing to parents. The Company seeks to develop a local reputation by promoting its high quality faculty, facilities, programs, and interactive, hands-on curricula. The Company's pre-opening and ongoing local marketing efforts include open houses, local direct mail, parent referrals and community outreach. Many centers have parent advisory organizations, which assist in marketing and also act as a sounding board for developments in the education program. Center directors typically receive assistance from corporate sponsors, who often advertise the center in internal publications, provide mailing lists, answer questions and facilitate interaction between the Company and parents. The Company also has an established corporate marketing department that acts as a central resource for center-level marketing programs, including the preparation of promotional materials.

  Bright Horizons has found that the parents it serves generally are well compensated, highly educated and willing to bear the cost of high quality early childhood education. The Company's 1995 and 1996 parent surveys found that 73% of the mothers who use Bright Horizons' services hold bachelor degrees and 86% work more than 31 hours per week. The same surveys indicate that approximately 70% of the parents who use Bright Horizons child development centers are engaged in professional or managerial occupations and average annual household income exceeds $90,000. The Company is also able to serve a broad range of parents due to corporate sponsor support, which reduces tuition costs and sometimes takes the form of partial tuition subsidies to lower-income families.

COMPETITION

  The market for early education services is highly fragmented and competitive. The Company experiences competition for enrollment and for corporate sponsorship.

  The Company believes that the key factors in the competition for enrollment are quality of service, locational convenience and cost. Bright Horizons competes for enrollment with nannies, relatives, family child care and center-based child care providers. Corporate sponsor support enables Bright Horizons to limit its start-up and operating costs and concentrate its investment in those areas that directly translate into high quality early education, specifically faculty compensation, teacher-child ratios, curricula, continuing faculty education, facilities and equipment. The Company believes that many center-based child care providers are able to offer care at a lower price than the Company by utilizing lower faculty-child ratios, and offering their staff lower pay and limited or unaffordable benefits. While the Company's tuition levels are generally above those of its competitors, the Company believes it is able to compete effectively, particularly for well-educated parents, by offering the convenience of a work-site location and a higher quality of care. See "Risk Factors--Competition."

  The Company believes its ability to compete successfully for corporate sponsorship depends on a number of factors, including reputation, quality of service, cost, the ability to customize sponsorship arrangements and national scale. Many residential center-based child care chains either have divisions that compete for corporate sponsorship opportunities or are larger and have substantially greater financial or other resources that could permit them to compete successfully against the Company in the work-site segment. Other child care organizations focus exclusively on the work-site segment of the child care market. The Company believes there are fewer than 10 companies that currently operate work-site child care centers on a national basis. CorporateFamily Solutions is the Company's primary competitor for work-site child care, although the Company also competes, to a lesser extent, against other large child care chains which primarily operate residential child care centers, including KinderCare Learning Centers, Children's World, La Petite Academy, and Children's Discovery Centers. The Company believes it is well-positioned to attract corporate sponsors who wish to outsource the management of new or existing work-site early education centers due to the Company's national scale, established reputation, position as a quality leader and track record of serving major corporate sponsors. In addition, an increasing number of potential corporate sponsors are requiring adherence to NAEYC criteria. The Company believes that its commitment to NAEYC accreditation is an advantage in the competition for corporate sponsorship opportunities. See "Risk Factors-- Competition."

PROPERTIES

  The following table summarizes the locations of the Company's centers by state as of September 30, 1997:

   LOCATION                      NUMBER
   --------                      ------
   California..................... 20
   Connecticut.................... 12
   Delaware.......................  2
   District of Columbia...........  4
   Florida........................  3
   Georgia........................  1
   Illinois....................... 18
   Iowa...........................  5
   Maine..........................  1
   Maryland.......................  3
   Massachusetts.................. 23
   Missouri.......................  2
   New Hampshire..................  1

                         LOCATION                      NUMBER
                         --------                      ------
                         New Jersey...................    4
                         New Mexico...................    1
                         New York.....................    8
                         North Carolina...............   16
                         Ohio.........................    2
                         Pennsylvania.................    1
                         Rhode Island.................    2
                         South Carolina...............    1
                         Tennessee....................    1
                         Texas........................    2
                         Utah.........................    1
                         Washington...................    4
                         Wisconsin....................    2

  As of September 30, 1997, the Company operated 140 centers in 25 states and the District of Columbia, of which, five were owned and the remaining were operated under leases or operating agreements. The Company's owned centers in Tampa, Florida; Glastonbury, Connecticut; Quincy, Massachusetts and Orange, Connecticut are subject to mortgages of $400,000, $700,000, $528,000 and $480,000, respectively. The Company's center in Raleigh, North Carolina is not subject to a mortgage. The leases have terms ranging from five to 20 years, often with renewal options, with most leases having an initial term of five to 10 years. Some of the leases provide for contingent payments if the center's operating revenues, profits or enrollment exceed a specified level.

  Although the Company's corporate sponsorship arrangements vary widely, they generally are classified as either a corporate-sponsored model or management contract model. See "Business--Sponsorship Models." Approximately 80% of the Company's child care centers are operated under the corporate-sponsored model and have leases and/or operating arrangements with terms expiring as follows:

   FISCAL YEAR                                                   NUMBER EXPIRING
   -----------                                                   ---------------
   1998.........................................................        16
   1999.........................................................        16
   2000 and later...............................................        82

  The remaining 20% of the Company's child development centers are operated under the management contract model. These arrangements are generally of short duration and, in some instances, are subject to termination by the corporate sponsor without cause.

  The Company also leases approximately 7,700 square feet for its home office in Cambridge, Massachusetts under an operating lease that expires August 31, 1999, and a total of approximately 4,700 square feet for its two administrative offices in El Segundo, CA and Downers Grove, Illinois under operating leases that expire December 2001 and October 1997, respectively.

EMPLOYEES

  As of September 30, 1997, the Company employed approximately 4,300 employees (including part-time and substitute teachers), of whom 87 were employed at Bright Horizons home and regional offices,

22 were employed as district or regional managers and the remainder were employed at the Company's child development centers. Center employees include faculty and administrative personnel. The Company does not have an agreement with any labor union and believes that its relations with its employees are good. All of the Company's personnel are paid above the Federal minimum wage.

REGULATION

  Child care centers are subject to numerous federal, state and local regulations and licensing requirements. Although these regulations vary from jurisdiction to jurisdiction, government agencies generally review, among other things, the adequacy of buildings and equipment, licensed capacity, the ratio of teacher to children, faculty training, record keeping, the dietary program, the daily curriculum and compliance with health and safety standards. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of centers, and licenses must be renewed periodically. In some jurisdictions, regulations have been enacted which establish requirements for employee background checks or other clearance procedures for employees of child development centers. Center directors and district managers are responsible for monitoring each center's compliance with such regulations. Repeated failures by a center to comply with applicable regulations can subject it to sanctions, which can include fines, corrective orders, being placed on probation or, in more serious cases, suspension or revocation of the center's license to operate. The Company also is required to comply with the Americans with Disabilities Act ("ADA"), which prohibits discrimination on the basis of disability in public accommodations and employment. Costs incurred to date by the Company to comply with ADA have not been significant. The Company believes it is in substantial compliance with all material regulations applicable to its business. See "Risk Factors--Regulation."

  There are currently certain tax incentives for parents utilizing child care programs. Section 21 of the Internal Revenue Code provides a federal income tax credit ranging from 20% to 30% of certain child care expenses for "qualifying individuals" (as defined therein). The fees paid to the Company for child care services by eligible taxpayers qualify for the tax credit, subject to the limitations of Section 21. The amount of the qualifying child care expenses is limited to $2,400 for one child and $4,800 for two or more children and, therefore, the maximum credit ranges from $480 to $720 for one child and from $960 to $1,440 for two or more children.

INSURANCE

  The Company currently maintains the following types of insurance policies: workers' compensation, commercial general liability, automobile liability, commercial property liability, professional liability and excess "umbrella" liability. The policies provide for a variety of coverages, are subject to various limitations and exclusions, and deductibles. The commercial general liability policy provides for annual coverage of $2.0 million per location and $1.0 million per occurrence, although the policy specifically limits coverage for child sexual abuse to an annual aggregate limit of $1.0 million per site and per person. The Company's excess "umbrella" coverage, relating to general liabilities other than those related to child sexual abuse claims, includes coverage in the amount of $20.0 million per year. Management believes that the Company's current insurance coverages are adequate to meet its needs. See "Risk Factors--Litigation."

  The Company has not experienced difficulty in obtaining insurance coverage, but there can be no assurances that adequate insurance coverage will be available in the future, or that the Company's current coverage will protect it against all possible claims. See "Risk Factors--Adverse Publicity" and "Risk Factors--Insurance."

THE HORIZONS INITIATIVE

  To complement its mission to improve the care and development of young children, in 1988, the Company founded The Horizons Initiative, a non-profit organization that develops and implements programs to enrich the lives of homeless children in the Boston area. In 1994, The Horizons Initiative opened the Community Children's Center, the first child development center in Boston specifically for homeless children. The Horizons Initiative is an independent entity, and while the Company provided some start-up resources, such as office space and administrative support, The Horizons Initiative is now entirely supported by charitable gifts and public funding.

LEGAL PROCEEDINGS

  The Company has been and is from time to time subject to claims and suits incidental to the conduct of its business. There can be no assurance that the Company's insurance will be adequate to cover all liabilities that may arise out of such claims. Although the Company intends to defend itself vigorously against all such claims, the ultimate outcome of the claims cannot be accurately predicted. A complaint is pending in the Massachusetts Superior Court for Middlesex County against Bright Horizons and one of its employees seeking monetary damages for harms related to alleged sexual abuse by the employee. This case, insofar as it pertains to claims against Bright Horizons, has been referred to, and is currently being defended by, Bright Horizons' insurance company. The Company does not believe that this or any other claim of which it is currently aware will have a material adverse effect to its business, financial condition or results of operation. See "Risk Factors-- Litigation" and "Risk Factors--Adverse Publicity."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

NAME                            AGE                   POSITION
----                            ---                   --------
Roger H. Brown.................  41 Chairman of the Board of Directors and Chief
                                     Executive Officer
Linda A. Mason.................  43 President and Director
Elizabeth J. Boland............  38 Chief Financial Officer and Treasurer
Stephen I. Dreier..............  54 Chief Administrative Officer and Secretary
Mary Ann Tocio.................  49 Chief Operating Officer
David H. Lissy.................  32 Vice President of Development
Joshua Bekenstein(1)...........  39 Director
Robert S. Benson...............  55 Director
John M. Reynolds(2)............  48 Director
Sara Lawrence-Lightfoot........  53 Director
Ernest C. Parizeau(1)(2).......  40 Director
Rebecca Haag...................  45 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Mr. Brown co-founded the Company and has served as Chairman and Chief Executive Officer of the Company since its inception in 1986. Prior to 1986, he worked as a management consultant for Bain & Company, Inc. Mr. Brown currently serves as a director on the Governing Board of the National Association for the Education of Young Children, the Child Care Action Campaign, a not-for-profit organization which promotes quality child care, The Horizons Initiative, an organization that provides support for homeless children and their families, and Advantage Schools, Inc. a charter school management company. Mr. Brown is a graduate of the Yale School of Management and Davidson College. Mr. Brown is the husband of Linda A. Mason.

  Ms. Mason co-founded the Company and has served as a director and President of the Company since its inception in 1986. From its inception until September 1994, Ms. Mason also acted as the Company's Treasurer. Prior to joining the Company, Ms. Mason was co-director of the Save the Children relief and development effort in Sudan and worked as a program officer with CARE in Thailand. Prior to 1986, Ms. Mason worked as a management consultant with Booz, Allen and Hamilton. Ms. Mason also is a director of The Horizons Initiative and Whole Foods Market, Inc., which owns and operates retail food stores, and serves on the Advisory Board for the Yale School of Management. Ms. Mason is a graduate of the Yale School of Management and Cornell University. Ms. Mason is the wife of Roger H. Brown.

  Ms. Boland joined the Company as Chief Financial Officer and Treasurer in September 1997. From 1994 to 1997, Ms. Boland was Chief Financial Officer of The Visionaries, Inc., an independent television production company. From 1990 to 1994, Ms. Boland served as Vice President--Finance for The Olsten Corporation, a publicly-traded provider of home-health care and temporary staffing services. From 1981 to 1990, she worked on the audit staff at Price Waterhouse LLP in Boston, completing her tenure as a senior audit manager. Ms. Boland is a graduate of the University of Notre Dame.

  Mr. Dreier joined the Company as Vice President and Chief Financial Officer in 1988 and became its Secretary in November 1988 and Treasurer in September 1994. Mr. Dreier served as Chief Financial Officer and Treasurer until September, 1997, at which time he was appointed to the position of Chief Administrative Officer. From 1976 to 1988, Mr. Dreier was Senior Vice President of Finance and Administration for the John S. Cheever/Paperama Company. Prior to that time, Mr. Dreier served as

Manager of Financial Control for the Westinghouse Worldwide Construction Product Group. Mr. Dreier is a graduate of the Massachusetts Institute of Technology Sloan School of Management.

  Ms. Tocio joined the Company in 1992 as Vice President and General Manager of Child Care Operations. She was appointed Chief Operating Officer in November, 1993. From 1983 to 1992, Ms. Tocio held several positions with Wellesley Medical Management, Inc., including Senior Vice President of Operations, where she managed more than 100 ambulatory care centers nationwide. Prior to that time, Ms. Tocio held various management positions with several Boston-area hospitals. Ms. Tocio is a graduate of the Simmons College Graduate School of Management.

  Mr. Lissy joined the Company as Vice President of Development in September 1997. Prior to joining the Company, Mr. Lissy served as Senior Vice President/General Manager at Aetna/U.S. Healthcare, the employee benefits division of Aetna, Inc., in the Northern New England region. Prior to that role, Mr. Lissy was Vice President of Sales and Marketing for U.S. Healthcare and had been with U.S. Healthcare in various sales and management roles since 1987. Mr. Lissy is a graduate of Ithaca College.

  Mr. Bekenstein has been a director of the Company since 1986. Since 1993, Mr. Bekenstein has been a Managing Director of Bain Capital, Inc. and has been a general partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein also serves as a director of Waters Corporation, a manufacturer and distributor of high performance liquid chromatography instruments, Stage Tours, Inc., a family apparel retailer, Small Fry Snack Foods, a snack food manufacturer, and The Horizons Initiative.

  Mr. Benson has been a director of the Company since 1990. Since April 1996, Mr. Benson has been President of Professional Assist Corporation, a privately-held membership association company. From 1987 to 1994, Mr. Benson served as president of VICORP Restaurants, Inc., an owner and operator of restaurants. From 1975 to 1987, Mr. Benson was President of Children's World, Inc., the third largest child care provider in the United States. Mr. Benson also has been a general partner of Boettcher Venture Capital Partners since 1985.

  Mr. Reynolds has been a director of the Company since its founding in 1987. Since 1995, Mr. Reynolds has been a consultant with Cambridge Associates, Inc., a firm providing investment and financial consulting services. From 1986 through 1995, Mr. Reynolds served in several executive positions with North American Management Corp., a private multi-family investment management group.

  Dr. Lawrence-Lightfoot has been a director of the Company since 1993. Since 1972, Dr. Lawrence-Lightfoot has been a professor of education at Harvard University. In addition to serving as a director of the Company, Dr. Lawrence-Lightfoot is also a director of the Boston Globe Company. Dr. Lawrence-Lightfoot has received honorary degrees from 16 universities and colleges including Bank Street College and Wheelock College, two of the nation's foremost schools of early childhood education.

  Mr. Parizeau has been a director of the Company since October 1990. He joined Norwest Venture Capital Management Inc., a venture capital firm, in 1984, and is currently the partner responsible for its east coast office. Mr. Parizeau is also a partner of Itasca Partners, the General Partner of Norwest Equity Partners IV L.P. In addition to serving as a director of the Company, Mr. Parizeau is also a director of Raptor Systems, Inc., a developer of Internet security software, and Workgroup Technology, a developer of product data management software and several private companies.

  Ms. Haag has been a director of the Company since October, 1996. Ms. Haag has been Senior Vice President for Human Resources at Hill Holiday since October 1996. From 1988 to 1996, Ms. Haag served as a consultant and Senior Vice President at WFD, Inc., formerly Work/Family Directions, a work/life consulting and service delivery company.

DIRECTORS; COMMITTEES

  The Company's By-Laws provide for a Board of Directors of one or more directors, and the number of directors is currently fixed at nine. Under the terms of the Company's Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering, the Board of Directors is composed of three classes of similar size, each elected in a different year, so that only approximately one-third of the Board of Directors is elected in any single year. John M. Reynolds and Ernest C. Parizeau are designated Class I directors and have been elected for a term expiring in 1998 and until their successors are elected and qualified; Joshua Bekenstein, Rebecca Haag and Linda Mason are designated Class II directors and have been elected for a term expiring in 1999 and until their successors are elected and qualified; and Roger H. Brown, Robert S. Benson and Dr. Sara Lawrence-Lightfoot are designated Class III directors and have been elected for a term expiring in 2000 and until their successors are elected and qualified. Executive officers of the Company are elected by the Board of Directors and serve at the discretion of the Board.

  The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee, consisting of Joshua Bekenstein and Ernest C. Parizeau, has the authority to approve salaries and bonuses and other compensation matters for officers of the Company, to approve employee health and benefit plans and to administer the Company's stock plans. The Audit Committee, consisting of John M. Reynolds and Ernest C. Parizeau, has the authority to recommend the appointment of the Company's independent auditors and review the results and scope of audits, internal accounting controls and tax and other accounting related matters. The Company does not have a Nominating Committee.

DIRECTOR COMPENSATION

  Dr. Sara Lawrence-Lightfoot and Rebecca Haag are paid $1,000 each for each Board of Directors meeting attended. None of the other members of the Board of Directors of the Company receives any compensation.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table shows all compensation paid by the Company for services rendered during fiscal 1997 to the Chief Executive Officer and the highest paid executive officers who received more than $100,000 in salary and bonus during fiscal 1997 (the "Named Executive Officers").

                                                     LONG-TERM
                             ANNUAL COMPENSATION  COMPENSATION (1)
                             -------------------  ----------------
                                                  SHARES OF COMMON
                                                  STOCK UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY   BONUS(2)     OPTIONS (#)    COMPENSATION(3)
---------------------------  -------------------- ---------------- ---------------
Roger H. Brown...........    $  163,077  $65,200      160,000          $2,008
  Chairman and Chief
  Executive Officer
Linda A. Mason(4)........    $   83,065$  12,900       83,333          $1,395
  President
Stephen I. Dreier(5).....    $  139,077$  30,000       33,333          $2,613
  Chief Administrative
  Officer and Secretary
Mary Ann Tocio...........    $  137,923$  35,000       66,667          $8,924
  Chief Operating Officer

--------
(1) The Company did not make restricted stock awards, grant any stock appreciation rights or make long-term incentive payments to the Named Executive Officers during fiscal 1997.
(2) Bonuses indicated were paid in fiscal 1997 and were based upon the officer's performance in fiscal 1996.
(3) Consists of contributions made by the Company on behalf of the Named Executive Officers for car allowances and for the Company's 401(k) Plan.
(4) Ms. Mason was on maternity leave and worked part-time during fiscal 1997.
(5) Mr. Dreier served as Chief Financial Officer during fiscal 1997 and is currently serving as Chief Administrative Officer.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth information for the Named Executive Officers with respect to grants of stock options during the fiscal year ended June 30, 1997. None of the Named Executive Officers exercised any options during the fiscal year 1997.

                                                                              POTENTIAL
                                                                          REALIZABLE VALUE
                                                                             AT ASSUMED
                                                                            ANNUAL RATES
                                                                           OF STOCK PRICE
                                                                          APPRECIATION FOR
                                                                          OPTION TERM($)(3)
                                                                          -----------------
                           SHARES OF        % OF
                         COMMON STOCK  TOTAL OPTIONS
                          UNDERLYING     GRANTED TO
                            OPTIONS     EMPLOYEES IN  EXERCISE EXPIRATION
NAME                     GRANTED(#)(1) FISCAL YEAR(2)  PRICE      DATE      5%       10%
----                     ------------- -------------- -------- ---------- ------- ---------
Roger H. Brown..........    160,000        38.9%       $9.00    01/07/07  514,700 1,672,500
Linda A. Mason..........     83,333        20.2%       $9.00    01/07/07  268,100   871,100
Stephen I. Dreier.......     33,333         8.1%       $9.00    01/07/07  107,200   348,400
Mary Ann Tocio..........     66,667        16.2%       $9.00    01/07/07  214,400   696,900

--------
(1) Each of these option grants vests forty percent (40%) in January 1999 and an additional twenty percent (20%) each year thereafter. All options were granted at above fair market value on the date of grant as determined by the Board of Directors of the Company.
(2) Based on options to purchase an aggregate of 411,680 shares of Common Stock granted to all employees of the Company during fiscal 1997.
(3) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers as of June 30, 1997.

                            NUMBER OF SECURITIES
                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-THE-MONEY
                         OPTIONS AT FISCAL YEAR END         OPTIONS AT FISCAL YEAR END(1)
                         ------------------------------   ------------------------------------
                         EXERCISABLE     UNEXERCISABLE      EXERCISABLE        UNEXERCISABLE
NAME                       (NUMBER)         (NUMBER)            ($)                 ($)
----                     ------------    --------------   ----------------   -----------------
Roger H. Brown..........         92,000           173,333            946,000             456,666
Linda A. Mason..........         70,000            88,333            725,000             206,667
Stephen I. Dreier.......         41,067            41,267            420,934             136,733
Mary Ann Tocio..........         38,667            77,000            388,834             228,002

--------
(1) There was no public trading market for the Common Stock as of June 30, 1997. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $11.00 per share, less the applicable exercise price.

STOCK PLANS

  The Company has historically granted options for the purchase of Common Stock pursuant to the 1987 Stock Option and Incentive Plan and the 1996 Equity Incentive Plan. All options that were originally issued under those plans were assumed by Bright Horizons, Inc. in connection with its formation as a holding company. No further options may be granted under the 1987 Stock Option and Incentive Plan or the 1996 Equity Incentive Plan.

  1997 Equity Incentive Plan. The Company's 1997 Equity Incentive Plan (the "Plan") was adopted by the Board of Directors on May 22, 1997 and by the Company's stockholders on July 1, 1997. The

Plan is subject to administration by the Board of Directors, unless the Board delegates such authority to a committee of the Board of Directors. The Plan provides for the grant of a variety of stock and stock-based awards and related benefits, including stock options, restricted and unrestricted shares, deferred stock, performance awards, rights to receive cash or shares with respect to an increase in the value of the Common Stock, cash payments sufficient to offset the federal, state, and local ordinary income taxes of participants resulting from the transactions under the Plan and loans to participants in connection with awards. The Plan's eligibility criteria are intended to encompass those employees of the Company and its subsidiaries as well as other persons or entities, including directors, who are in a position to make a significant contribution to the success of the Company or its subsidiaries.

  The Plan permits the granting of options that qualify as incentive stock options and nonqualified options. The option exercise price of each option shall be determined by the Board of Directors, but in the case of incentive stock options shall not be less than 100% of the fair market value of the shares on the date of grant (110% in the case of incentive stock options granted to an individual with stockholdings in excess of certain limits).

  In general, and except as otherwise determined by the Board of Directors, all rights under awards granted pursuant to the Plan to which the participant has not become irrevocably entitled will terminate upon termination of the participant's employment, consulting or service relationship with the Company. No award granted under the Plan (other than an award in the form of an outright transfer of cash or unrestricted stock) may be transferred other than by will or by the laws of descent and distribution and during a participant's lifetime an award requiring exercise may be exercised only by the participant (or in the event of the participant's incapacity, the person or persons legally appointed to act on the participant's behalf).

  Subject to adjustment for stock splits and similar events, the total number of shares of Common Stock that can be issued under the Plan is 666,666 shares. As of September 30, 1997, options to purchase an aggregate of 889,902 shares of Common Stock at a weighted average exercise price of $5.49 were outstanding under the stock option plans.

COMPENSATION COMMITTEE--INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors consists of Joshua Bekenstein and Ernest C. Parizeau, neither of whom have served as officers of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997 and as adjusted to reflect the sale of the shares offered hereby by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) each Selling Stockholder. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                                                           NUMBER OF
                                                                                             SHARES
                                   SHARES BENEFICIALLY               SHARES BENEFICIALLY   OFFERED IN
                                       OWNED PRIOR                       OWNED AFTER       THE OVER-
             NAMES                TO OFFERING(1)(2)(3)    NUMBER OF   OFFERING(1)(2)(3)
             -----                -----------------------   SHARES   ----------------------ALLOTMENT
DIRECTORS AND EXECUTIVE OFFICERS    NUMBER      PERCENT   OFFERED(4)   NUMBER    PERCENT   OPTION(5)
--------------------------------  ------------ ---------- ---------- ----------- --------------------
Joshua Bekenstein(6)+...               159,242      3.89%    2,134        94,914     1.74%      640
Ernest C. Parizeau(7)+..               715,554     17.48%      --        426,493     7.83%      --
Roger H. Brown(8)+*.....               450,868     10.78%   36,486       381,030     6.89%   10,946
Linda A. Mason(9)+*.....               422,202     10.17%   33,352       352,364     6.40%   10,006
John M. Reynolds(10)+...               117,581      2.87%   20,198        73,449     1.35%    6,059
Elizabeth J. Boland*....                   --        --        --            --       --        --
David H. Lissy*.........                   --        --        --            --       --        --
Stephen I. Dreier(11)*..                42,533      1.03%      --         42,533       **       --
Mary Ann Tocio(12)*.....                41,333      1.00%      --         41,333       **       --
Robert S. Benson(13)+...                16,666        **       --         16,666       **       --
Dr. Sara Lawrence-
Lightfoot(14)+..........                 8,333        **       --          8,333       **       --
Rebecca Haag+...........                   --        --        --            --       --        --
All Directors and
 Executive Officers as a
 Group
 (12 persons)(15).......             1,552,111     35.72%   92,170     1,084,752    19.05%   27,651
5% STOCKHOLDERS
---------------
Bessemer Venture
Partners................               750,186     18.32%  303,051       447,135    8.21%    90,915
1025 Old Country Road,
Suite 205
Westbury, NY 11590
Norwest Equity Partners
IV......................               715,554     17.48%  289,061       426,493    7.83%    86,718
40 William Street, Suite
305
Wellesley, MA 02181
William Blair Venture
Partners III Limited
Partnership.............               435,790     10.64%  176,045       259,745    4.77%    52,814
227 West Monroe Street
Suite 3400
Chicago, IL 60606
Boston Capital Ventures.               255,554      6.24%  103,234       152,320    2.80%    30,970
45 School Street
Boston, MA 02108
OTHER SELLING STOCKHOLDERS
--------------------------
Bain Capital Partners,
L.P.....................               153,958      3.76%   62,194        91,764     1.69%   18,658
Bright Horizons
Associates(16)..........               128,646      3.14%   20,198        76,678     1.41%    6,059
Family Ventures III and
IV(17)..................               128,646      3.14%   31,770        76,678     1.41%    9,531
St. Francis Associates,
L.P. ...................                89,969      2.20%   36,344        53,625       **    10,903
Barcel Corporation......                63,572      1.55%   25,681        37,891       **     7,704
Reynolds Revocable
Trust...................                59,248      1.45%   23,934        35,314       **     7,180
Jean Overseas Limited,
Inc. ...................                52,978      1.29%   21,401        31,577       **     6,420
William W. Bain, Jr. ...                45,241      1.10%   18,275        26,966       **     5,483
Ralph R. Willard........                43,236      1.06%   17,465        25,771       **     5,240
John Halpern............                41,734      1.02%   16,859        24,875       **     5,058
Remaining Selling
Stockholders (58
individuals and
entities)(18)...........               269,300      6.58%  112,318       156,982     2.88%   33,695

--------
+ Director of the Company
* Named Executive Officer
** Less than one percent

(1) Unless otherwise indicated in these footnotes, each of the persons or entities named in the table has sole voting and sole investment power with respect to all shares shown as beneficially owned by that person, subject to applicable community property laws.
(2) For purposes of determining beneficial ownership of the Company's Common Stock, owners of options exercisable within 60 days are considered to be the beneficial owners of the shares of Common Stock for which such securities are exercisable.
(3) The percentage ownership of the outstanding Common Stock reported herein is based on the assumption (expressly required by the applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has converted his options into shares of Common Stock.

(4) Includes 279,281 shares which are being sold upon exercise of warrants which the Underwriters are acquiring from certain Selling Stockholders.

(5) Assumes that the Underwriter's over-allotment option is exercised in full.

(6) Includes 153,958 shares of Common Stock owned by Bain Capital Partners, L.P., with which the named stockholder is affiliated by virtue of being a general partner or principal of the general partner, and as to whose shares he disclaims beneficial interest of, except to the extent of any individual interest in such entity.

(7) Includes 715,554 shares of Common Stock owned by certain of the funds of Norwest Venture Capital Management, Inc., with which the named stockholder is affiliated by virtue of being a general partner or principal, or a general partner or a principal of the general partner, of each of the funds, and as to whose shares he disclaims beneficial interest of, except to the extent of any individual interest in such entities.

(8) Includes 87,555 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997, 177,777 shares of Common Stock owned by Linda A. Mason and 7,759 shares held in joint tenancy with Linda A. Mason.

(9) Includes 58,889 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997, 177,777 shares of Common Stock owned by Roger H. Brown and 7,759 shares held in joint tenancy with Roger H. Brown. Shares held in joint tenancy with Roger H. Brown are listed as being sold by Roger H. Brown.

(10) Includes 59,248 shares of Common Stock held in the Reynolds Revocable Trust of July 1, 1983, and 8,333 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(11) Includes 42,533 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(12) Includes 41,333 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(13) Includes 3,333 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(14) Includes 8,333 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(15) Includes 270,865 shares of Common Stock subject to purchase upon exercise of stock options exercisable within 60 days after September 30, 1997.

(16) Includes 19,398 and 59,248 shares of Common Stock held by Family Ventures III and Family Ventures IV, respectively. The shares of Common Stock held by Bright Horizons Associates are not beneficially owned by any director, officer or employee of the Company.

(17) Includes 50,000 shares of Common Stock held by Bright Horizons
     Associates.

(18) Each of the remaining Selling Stockholders own less than one percent (1%) of the outstanding shares of Common Stock of the Company.

                             CERTAIN TRANSACTIONS

CERTAIN STOCK TRANSACTIONS

  In March 1987, Bright Horizons Children's Centers, Inc., a wholly owned subsidiary of the Company ("BHCC"), issued 600,000 shares of its Series A Mandatorily Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") to certain directors and other investors at a per share purchase price of $3.33. Prior to the closing of the offering herein, each holder of the Series A Preferred Stock converted each share of such Series A Preferred Stock into 1.67 shares of Common Stock of the Company.

  In October 1988, BHCC also sold to certain directors and 5% stockholders or their affiliated entities an aggregate of 600,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") at a per share purchase price of $6.67. Prior to the closing of the offering herein, each holder of the Series B Preferred Stock converted each share of such Series B Preferred Stock into 1.67 shares of Common Stock of the Company.

  In July 1990, BHCC issued to certain of its directors, executive officers and existing stockholders or their affiliated entities subordinated term notes (the "Bridge Notes") in an aggregate amount of $1,119,999.99 and warrants (the "Bridge Warrants") to purchase 140,000 shares of its Common Stock at an exercise price of $0.60 per share.

  In October and November of 1990, BHCC issued to certain directors, executive officers and 5% stockholders or their affiliated entities an aggregate of 660,330 shares of Series C Mandatorily Redeemable Convertible Preferred Stock (the "Series C Preferred Stock," collectively with the Series A Preferred Stock and Series B Preferred Stock, the "Convertible Preferred Stock") and warrants to purchase 171,711 shares of Common Stock (the "Series C Warrants" and, together with the Bridge Warrants, the "Warrants"), of which 6,666 of such Series C Warrants have been repurchased by the Company. The Series C Preferred Stock was sold at a price of $7.50 per share and the Series C Warrants were issued with an exercise price of $0.60 per share. In lieu of paying cash upon the exercise of the Warrants, the holders of Warrants have the right to have the Company convert, without the payment of cash, all or a portion of the Warrants into shares of Common Stock. The Bridge Notes were canceled in connection with the issuance of the Series C Preferred Stock. The Warrants expire upon the earlier to occur of October 12, 1999 or the closing of a "Qualified Public Offering" (as defined therein). Accordingly, prior to the closing of the offering, the holders of the Warrants elected to exercise their right to convert such Warrants into a number of shares of Common Stock which is expected to be 305,045 (based on an assumed initial public offering price of $11.00 per share). In addition, prior to the closing of the offering herein, each holder of the Series C Preferred Stock converted each share of the Series C Preferred Stock into 1.67 shares of Common Stock.

  On May 22, 1997, the Board of Directors extended the exercise period for the Warrants to October 12, 1999. On July 1, in connection with the formation of the Company as a holding company, each outstanding share of the capital stock of BHCC was exchanged for an identical share of the capital stock of Bright Horizons. In addition, in connection with its formation as a holding company, the Company extended the redemption date for the Series C Preferred Stock from October 1, 1997 to October 1, 1999 and the redemption date for the Series A and Series B Preferred Stock from November 1, 1997 to November 1, 1999.

  The holders of the Common Stock issued upon conversion of the Convertible Preferred Stock or exercise of the Warrants (the "Registrable Shares") are entitled to require the Company to register under the Securities Act of 1933 (the "Act") up to a total of 3,405,557 shares, of which 1,350,000 are being registered in this offering. See "Shares Eligible for Future Sale-- Registration Rights."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Effective upon the closing of the offering, the authorized capital stock of the Company will consist of 12,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of June 30, 1997, on a pro forma basis giving effect to the conversion of the Convertible Preferred Stock into 3,100,512 shares of Common Stock and the exercise of outstanding warrants into 305,045 shares of Common Stock, there were 3,962,289 shares of Common Stock outstanding, held of record by 163 stockholders. Based on the number of shares outstanding as of that date and giving effect to the issuance of 1,350,000 shares of Common Stock offered by the Company hereby, there will be 5,312,289 shares of Common Stock outstanding upon the closing of this offering. There will be no shares of Preferred Stock outstanding upon the closing of this offering.

  Each holder of Common Stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by the Company's stockholders. Subject to preferences that may be applicable to any outstanding series of Preferred Stock, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefore. See "Dividend Policy." Upon liquidation or dissolution of the Company, subject to preferences that may be applicable to any outstanding series of Preferred Stock, the holders of Common Stock are entitled to share ratably in all assets available for distribution to stockholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

  The Company's Amended and Restated Certificate of Incorporation provides that the Company may, by vote of its Board of Directors, designate the numbers, relative rights, preferences and limitations of one or more series of Preferred Stock and issue the securities so designated. Such provisions may discourage or preclude certain transactions, whether or not beneficial to stockholders, and could discourage certain types of tactics that involve an actual or threatened acquisition or change of control of the Company. The Company has no current intention to issue any of its unissued, authorized shares of Preferred Stock. However, the issuance of any shares of Preferred Stock in the future could adversely affect the rights of the holders of Common Stock. The Amended and Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by Delaware General Corporation Law. This provision does not prevent stockholders from obtaining injunctive or other relief against the directors nor does it shield directors from liability under federal or state securities laws.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  The Amended and Restated Certificate of Incorporation and Amended and Restated By-laws also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws further provide that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. Under the Company's Amended and Restated By-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The Company's Amended and Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Amended and Restated Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering based on the number of shares outstanding as of September 30, 1997, the Company will have 5,444,436, outstanding shares of Common Stock. Of these shares, the 2,700,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Any shares purchased in the offering by an Affiliate of the Company may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144.

SALES OF RESTRICTED SHARES

  The remaining 2,744,436 shares of Common Stock are deemed "restricted securities" under Rule 144. Of these restricted securities, up to 1,460,303 shares may be eligible for sale in the public market immediately after the offering pursuant to Rule 144(k) under the Securities Act; 1,332,980 of these shares are subject to the lock-up agreements described below (the "Lock-up Agreements"). Beginning 90 days after the Effective Date, approximately 22,689 additional Restricted Shares may first become eligible for sale in the public market pursuant to Rules 144 and 701 promulgated under the Securities Act. Of the Restricted Shares that may become eligible for sale in the public market 180 days after the Effective Date upon expiration of the Lock-up Agreements, approximately 1,153,111 shares will be subject to certain volume and other resale restrictions pursuant to Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated for purposes of such rule), including an Affiliate, who has beneficially owned restricted securities (as that term is defined in Rule 144) for a period of at least one year from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 54,444 shares immediately after the offering) or the average weekly trading volume in the Company's Common Stock on the Nasdaq National Market or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period.

  Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or the date they were acquired from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate of the Company at the time of the sale and has not been an Affiliate of the Company from at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  Rule 701 under the Act provides that the shares of Common Stock acquired upon exercise of currently outstanding options may be resold by persons, other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

  No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common

Stock of the Company in the public market could adversely affect the market price of the Company's Common Stock.

LOCK-UP AGREEMENTS

  The Company and certain of its directors, officers and stockholders, including affiliates of the Company, have agreed not to offer or sell or otherwise dispose of any Common Stock or any securities convertible into or exchangeable or exercisable for any such shares until the expiration of 180 days following the date of this Prospectus without the prior written consent of the BT Alex. Brown Incorporated. See "Underwriting."

STOCK OPTIONS

  The Company intends to file one or more registration statements on Form S-8 under the Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option and purchase plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Act. The Company expects to file these registration statements 90 days following the closing of the offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable.

REGISTRATION RIGHTS

  The holders of the Common Stock issued upon conversion of the Convertible Preferred Stock or exercise of the Warrants (the "Registrable Shares") and certain officers and founders of the Company are entitled to require the Company to register under the Securities Act of 1933 (the "Act") up to a total of approximately 3,844,924 shares of Common Stock, of which 1,350,000 are being registered in this offering. The agreements governing the purchase of the Convertible Preferred Stock provide that in the event the Company proposes to register any of its securities under the Act at any time or times, the holders of the Convertible Preferred Stock, subject to certain exceptions, shall be entitled to include the Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some or all of such Registrable Shares from such registration. The holders of Convertible Preferred Stock have, subject to certain conditions and limitations, additional rights to require the Company to prepare and file a registration statement under the Act with respect to their Registrable Shares if holders of the Convertible Preferred Stock holding at least 30% of the Registrable Shares held by all holders of Convertible Preferred Stock so request. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Company also has granted certain demand and piggyback registration rights to Pacific Preschools, Inc. with respect to 108,333 shares of the Common Stock of the Company issued as consideration in connection with the acquisition of substantially all of the assets of such company. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Recent Acquisitions." Additionally, under a common stock purchase warrant (the "GreenTree Warrant") issued by the Company in connection with the acquisition of GreenTree, ServiceMaster has been granted certain "piggy-back" registration rights with respect to the 66,666 shares of Common Stock issuable upon exercise of the GreenTree Warrant.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and EVEREN Securities, Inc. have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
                                                                        SHARES
   UNDERWRITER                                                            (1)
   -----------                                                         ---------
   BT Alex. Brown Incorporated........................................
   EVEREN Securities, Inc. ...........................................
                                                                       ---------
       Total.......................................................... 2,700,000
                                                                       =========

--------

(1) Includes 279,281 shares being sold upon the exercise of warrants which the Underwriters are acquiring from certain Selling Stockholders.

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the initial offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the 2,700,000 shares of Common Stock offered hereby, and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 405,000 shares, by exercising the Underwriters' over-allotment option referred to above. The Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering), for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of these transactions described in this paragraph is required, and, if undertaken, they may be discontinued at any time.

  The Company, each of its officers and directors, and certain of its security holders have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the BT Alex. Brown Incorporated, except to the extent being sold in the offering. The Representatives of the Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to Lock-up Agreements. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, representatives of the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, representatives of the Selling Stockholders and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BRHZ."

                           VALIDITY OF COMMON STOCK

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts who advises the Company on labor and employment matters.

                                    EXPERTS

  The financial statements of each of Bright Horizons, Inc. and GreenTree Child Care Services, Inc. included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, as of the dates indicated in their reports appearing elsewhere herein and on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to above are necessarily incomplete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

BRIGHT HORIZONS, INC.
  Report of Independent Accountants........................................  F-2
  Consolidated Balance Sheet...............................................  F-3
  Consolidated Statement of Income.........................................  F-4
  Consolidated Statement of Changes in Stockholders' Deficit...............  F-5
  Consolidated Statement of Cash Flows.....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
GREENTREE CHILD CARE SERVICES, INC.
  Report of Independent Accountants........................................ F-17
  Balance Sheet............................................................ F-18
  Statement of Operations.................................................. F-19
  Statement of Changes in Stockholder's Deficit............................ F-20
  Statement of Cash Flows.................................................. F-21
  Notes to Financial Statements............................................ F-22
BRIGHT HORIZONS, INC.
  Unaudited Pro Forma Combined Financial Data.............................. F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bright Horizons, Inc.


  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Bright Horizons, Inc. and its subsidiaries at June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts

August 1, 1997, except for Note 14,

which is as of October 8, 1997

                           BRIGHT HORIZONS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                    PRO FORMA
                                                                    (NOTE 7)
                                                JUNE 30,            JUNE 30,
                                        -------------------------     1997
                                            1996         1997
                                        ------------  -----------  -----------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............ $  4,583,257  $ 6,059,349  $ 6,059,349
  Accounts receivable, trade, net of
   allowance for doubtful accounts of
   $307,458 and $316,637 at June 30,
   1996 and 1997, respectively.........    3,468,341    2,766,997    2,766,997
  Prepaid expenses and other current
   assets..............................    1,000,415    1,253,008    1,253,008
  Deferred income taxes................    2,284,000    2,753,000    2,753,000
                                        ------------  -----------  -----------
    Total current assets...............   11,336,013   12,832,354   12,832,354
Fixed assets, net......................    7,762,863   11,250,311   11,250,311
Deferred charges, net..................      443,210      315,227      315,227
Goodwill, net..........................    2,185,202    1,321,611    1,321,611
Other intangible assets, net...........    1,782,334    1,121,649    1,121,649
Other assets...........................      131,471      386,476      386,476
Deferred income taxes..................      894,000    1,291,000    1,291,000
                                        ------------  -----------  -----------
                                        $ 24,535,093  $28,518,628  $28,518,628
                                        ============  ===========  ===========
LIABILITIES, MANDATORILY REDEEMABLE
 CONVERTIBLE PREFERRED STOCK, AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit....................... $    500,000  $       --   $       --
  Current portion of long-term debt and
   obligations under
   capital leases......................      485,250      834,481      834,481
  Accounts payable and accrued
   expenses............................    4,771,808    7,282,694    7,282,694
  Income taxes payable.................       87,856       41,214       41,214
  Other current liabilities............          --       490,344      490,344
  Deferred revenue.....................    3,079,340    4,096,336    4,096,336
                                        ------------  -----------  -----------
    Total current liabilities..........    8,924,254   12,745,069   12,745,069
Long-term debt and obligations under
capital leases.........................    4,247,559    3,440,132    3,440,132
Accrued rent...........................    1,665,279    1,540,886    1,540,886
Other long-term liabilities............    1,464,749    1,005,880    1,005,880
Deferred revenue.......................      841,666    1,241,666    1,241,666
                                        ------------  -----------  -----------
                                          17,143,507   19,973,633   19,973,633
                                        ------------  -----------  -----------
Mandatorily redeemable convertible
 preferred stock, $.01 par value;
 1,860,330 shares authorized, issued
 and outstanding, at issuance cost plus
 accumulated dividends of $7,732,455
 and $8,830,679 at June 30, 1996 and
 1997, respectively, none outstanding
 pro forma.............................   18,606,736   19,704,960          --
                                        ------------  -----------  -----------
Stockholders' equity (deficit):
  Common stock, $.01 par value;
   15,000,000 shares, authorized;
   550,710, and 556,732 shares issued
   and outstanding at June 30, 1996 and
   1997, respectively, and 3,657,244
   shares issued and outstanding pro
   forma...............................        5,507        5,567       36,573
  Additional paid-in capital...........       60,333       65,986   19,739,940
  Accumulated deficit..................  (11,280,990) (11,231,518) (11,231,518)
                                        ------------  -----------  -----------
    Total stockholders' equity
   (deficit)...........................  (11,215,150) (11,159,965)   8,544,995
                                        ------------  -----------  -----------
Commitments (Note 13)..................          --           --           --
                                        ------------  -----------  -----------
                                        $ 24,535,093  $28,518,628  $28,518,628
                                        ============  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                           BRIGHT HORIZONS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                 YEAR ENDED JUNE 30,
                                         -------------------------------------
                                            1995         1996         1997
                                         -----------  -----------  -----------
Net revenues...........................  $43,693,026  $64,181,377  $85,000,892
Cost of services.......................   37,208,535   55,614,948   72,675,157
                                         -----------  -----------  -----------
 Gross profit..........................    6,484,491    8,566,429   12,325,735
Selling, general and administrative
 expenses..............................    5,174,518    6,376,212    9,006,726
Amortization of non-compete agreements.       80,000    1,680,031      560,004
Transaction costs......................          --           --       542,882
                                         -----------  -----------  -----------
 Income from operations................    1,229,973      510,186    2,216,123
Interest income........................       99,210       97,544      107,415
Interest expense.......................      (78,549)    (291,899)    (382,042)
                                         -----------  -----------  -----------
 Income before income taxes ...........    1,250,634      315,831    1,941,496
Income tax benefit (provision).........      382,000    1,005,000     (793,800)
                                         -----------  -----------  -----------
 Net income before preferred stock
 dividends.............................    1,632,634    1,320,831    1,147,696
Preferred stock cumulative dividends...    1,098,201    1,098,201    1,098,224
                                         -----------  -----------  -----------
Net income applicable to common
 stockholders..........................  $   534,433  $   222,630  $    49,472
                                         ===========  ===========  ===========
Unaudited pro forma data (Note 1):
Net income per share...................                            $      0.26
                                                                   ===========
Weighted average number of common and
 common equivalent shares..............                              4,413,486
                                                                   ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                           BRIGHT HORIZONS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                           COMMON STOCK
                         ---------------- ADDITIONAL                   TOTAL
                         NUMBER OF  PAR    PAID-IN   ACCUMULATED   STOCKHOLDERS'
                          SHARES   VALUE   CAPITAL     DEFICIT        DEFICIT
                         --------- ------ ---------- ------------  -------------
Balance at June 30,
1994....................  532,794  $5,328  $49,947   $(12,038,053) $(11,982,778)
  Exercise of stock
   options..............    1,772      18    1,060            --          1,078
  Accretion of
   mandatorily
   redeemable
   convertible preferred
   stock dividends......      --      --       --      (1,098,201)   (1,098,201)
  Net income............      --      --       --       1,632,634     1,632,634
                          -------  ------  -------   ------------  ------------
Balance at June 30,
1995....................  534,566   5,346   51,007    (11,503,620)  (11,447,267)
  Exercise of stock
   options..............   16,144     161    9,326            --          9,487
  Accretion of
   mandatorily
   redeemable
   convertible preferred
   stock dividends......      --      --       --      (1,098,201)   (1,098,201)
  Net income............      --      --       --       1,320,831     1,320,831
                          -------  ------  -------   ------------  ------------
Balance at June 30,
1996....................  550,710   5,507   60,333    (11,280,990)  (11,215,150)
  Exercise of stock
   options..............    6,022      60    5,653            --          5,713
  Accretion of
   mandatorily
   redeemable
   convertible preferred
   stock dividends......      --      --       --      (1,098,224)   (1,098,224)
  Net income............      --      --       --       1,147,696     1,147,696
                          -------  ------  -------   ------------  ------------
Balance at June 30,
 1997...................  556,732  $5,567  $65,986   $(11,231,518) $(11,159,965)
                          =======  ======  =======   ============  ============



   The accompanying notes are an integral part of the consolidated financial statements.

                          BRIGHT HORIZONS, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  YEAR ENDED JUNE 30,
                                            ----------------------------------
                                               1995        1996        1997
                                            ----------  ----------  ----------
Cash flows from operating activities:
 Net income................................ $1,632,634  $1,320,831  $1,147,696
 Adjustments to reconcile net income to net
  cash provided by operating activities,
  net of acquired amounts:
 Depreciation and amortization.............    871,320   2,831,208   2,204,069
 Loss (gain) on disposal of fixed assets...    100,123     (23,448)    (24,660)
 Write-down of impaired assets.............    160,923         --          --
 Decrease in goodwill from utilization of
 acquired tax benefits.....................        --    1,142,000     737,000
 Changes in assets and liabilities:
 Deferred income taxes.....................   (470,000) (2,358,000)   (866,000)
 Accounts receivable, trade................   (895,360) (1,005,128)    701,344
 Prepaid expenses and other current
  assets...................................   (139,164)   (351,312)   (252,593)
 Accounts payable and accrued expenses.....    215,200     663,921   2,510,886
 Income taxes payable......................     18,452      54,404     (46,642)
 Deferred revenue..........................     10,144   1,257,032   1,416,996
 Accrued rent..............................     (9,475)    (68,252)   (124,393)
 Other current and long-term liabilities...     (2,666)  1,457,832      31,475
                                            ----------  ----------  ----------
   Total adjustments.......................   (140,503)  3,600,257   6,287,482
                                            ----------  ----------  ----------
   Net cash provided by operating
    activities.............................  1,492,131   4,921,088   7,435,178
                                            ----------  ----------  ----------
Cash flows from investing activities:
 Proceeds from sale of short-term
  investments..............................    400,000         --          --
 Additions to fixed assets, net of
  acquired amounts......................... (1,839,384) (1,646,991) (4,730,355)
 Proceeds from disposal of fixed assets....     58,777      32,725      80,544
 Increase in deferred charges..............    (71,327)    (68,586)    (17,017)
 (Increase) decrease in other assets.......        209     (39,204)   (255,005)
 Payment for acquisition, net of acquired
  cash.....................................   (509,874) (3,067,089)        --
                                            ----------  ----------  ----------
   Net cash used in investing activities... (1,961,599) (4,789,145) (4,921,833)
                                            ----------  ----------  ----------
Cash flows from financing activities:
 Proceeds from issuance of common stock....      1,078       9,487       5,713
 Net borrowings under line of credit.......        --      500,000         --
 Payments on line of credit................        --          --     (500,000)
 Principal payment of long-term debt and
  obligations under capital leases.........    (87,607)   (146,112)   (542,966)
                                            ----------  ----------  ----------
   Net cash provided by (used in) financing
    activities.............................    (86,529)    363,375  (1,037,253)
                                            ----------  ----------  ----------
   Net increase (decrease) in cash and cash
    equivalents............................   (555,997)    495,318   1,476,092
Cash and cash equivalents, beginning of
period.....................................  4,643,936   4,087,939   4,583,257
                                            ----------  ----------  ----------
Cash and cash equivalents, end of period... $4,087,939  $4,583,257  $6,059,349
                                            ==========  ==========  ==========
Supplemental disclosure of cash flow
information:
Cash paid for interest..................... $   78,549  $   81,521  $  382,042
                                            ==========  ==========  ==========
Cash paid for income taxes................. $   70,284  $  156,596  $  989,450
                                            ==========  ==========  ==========

Supplemental schedule of noncash investing and financing activities:

The Company acquired certain centers by entering into mortgages of approximately $978,000 in fiscal 1996 (Note 6).

During fiscal years 1996 and 1997, capital lease obligations of $27,264 and $84,770, respectively, were incurred in connection with lease agreements for automobiles and office equipment.

The Company purchased child care management companies during the fiscal year 1995 and 1996. In conjunction with these acquisitions, liabilities were assumed as follows:

                                                           1995        1996
                                                        ----------  -----------
Fair value of assets acquired.......................... $1,186,939  $ 8,577,717
Cash paid..............................................   (509,874)  (3,067,089)
                                                        ----------  -----------
Liabilities assumed, including note payable............ $  677,065  $ 5,510,628
                                                        ==========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                          BRIGHT HORIZONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Bright Horizons, Inc. (the "Company") is a provider of early childhood education and family support services throughout the United States. The Company operates its centers under various types of arrangements, which generally can be classified into two forms: (i) the corporate-sponsored model, where Bright Horizons operates a child development center on the premises of a corporate sponsor and gives priority enrollment to the corporate sponsor's employees and (ii) the management contract model, where Bright Horizons manages a work-site child development center under a cost-plus arrangement, typically for a single employer. The Company's primary customers are large corporations as well as individual customers. The Company receives tuition and management fees for its services. The following is a summary of significant accounting policies employed by the Company in the preparation of the accompanying consolidated financial statements.

  Basis of Presentation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The principal operations of the Company are conducted through its wholly owned subsidiary, Bright Horizons Children's Centers, Inc., which was incorporated in 1986. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation. These reclassifications had no effect on net income.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

  Cash and Cash Equivalents--For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests excess cash in money market accounts, repurchase agreements, and certificates of deposit. Accordingly, the investments are subject to minimal credit and market risk. All of the Company's investments are classified as available-for-sale. The carrying amount approximates fair value because of the short maturity of the instruments.

  The Company at June 30, 1997 and periodically throughout the year has maintained cash balances in various operating accounts in excess of federally insured limits. The Company limits the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which it invests.

 Fair Value of Financial Instruments:

  Long-term Debt--The carrying amount approximates fair value. The fair value is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

  Mandatorily Redeemable Convertible Preferred Stock--The fair value of the mandatorily redeemable convertible preferred stock is estimated to be $16,278,000. Fair value is estimated based on the common stock equivalent of the preferred stock at the fair market value of the common stock at June 30, 1997. This estimate is not necessarily indicative of the amount the holders could realize in a current market exchange.

  Revenue Recognition--Revenues are recognized as services are performed. In both the corporate-sponsored model and the management contract model, revenues consist primarily of tuition paid by parents, supplemented in some cases by tuition payments from corporate sponsors and, to a lesser extent,

                          BRIGHT HORIZONS, INC.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--
(CONTINUED)

by payments from government agencies. Revenues also include management fees paid by corporate sponsors which are not material. In the management contract model, in addition to tuition and management fee revenues, revenue is also recognized for reimbursable expenses paid either in lieu of, or to supplement, tuitions. The reimbursable expenses are not material.

  Fixed Assets--Fixed assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs are expensed as incurred.

  Intangibles--Goodwill is amortized on a straight-line basis over the estimated period of benefit, not exceeding twenty-five years. Other intangible assets, primarily comprised of contract rights, unfavorable leases and non-compete agreements are amortized on a straight-line basis or accelerated basis over the estimated period of benefit which ranges from 3 to 10 years. Amortization periods do not exceed the stated terms of the respective agreements. At June 30, 1996 and 1997, accumulated amortization of intangible assets was approximately $1,923,361 and $2,672,599, respectively.

  Advertising Costs--Advertising costs are expensed as incurred.

  Impairment Write-downs--Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment write-down represents the net book value at the time of write-down of goodwill and other assets recorded in connection with an acquisition that occurred in fiscal 1994.

  Start up costs--Start up costs are costs incurred prior to the opening of a center facility which include pre-opening operating expenses, which are expensed as incurred; architectural and design fees, legal fees and real estate broker fees specifically attributable to a center's facility, which are classified as deferred charges and capitalized and amortized on a straight-line basis over the lesser of the lease term or the estimated useful life of the center; and capital equipment and initial supplies, which are capitalized and depreciated over their estimated useful lives using the straight-line method. Start up costs that are either paid by the Company and reimbursed by a sponsor or paid directly by a sponsor are not capitalized.

  Other Liabilities--Other current liabilities consist primarily of advanced payments from clients pursuant to certain management contracts. Other long-term liabilities consist primarily of deposits held pursuant to certain management contracts which expire beyond one year. The deposits will be remitted to the clients upon termination of the respective contracts.

  Income Taxes--The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss carryforwards.

                          BRIGHT HORIZONS, INC.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--
(CONTINUED)

  Stock Compensation--The Company's employee stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In fiscal 1997, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (Note 9).

  Unaudited Pro Forma Net Income Per Share--Pro forma net income per share is determined by dividing the net income attributable to common stockholders by the weighted average number of common stock and common stock equivalents outstanding during the period, assuming the conversion of all convertible preferred stock and assuming exercise of the warrants issued in connection with the Series C redeemable convertible preferred stock (see Note 8). Common stock equivalents (stock options and warrants) issued at prices below the offering price per share during the twelve months preceding the anticipated public offering of the Company's common stock have been included in the calculation of unaudited pro forma net income per share using the treasury stock method as if outstanding since the beginning of each period presented. Historical net income per share is not presented in the accompanying financial statements as such amounts are not meaningful.

2. ACQUISITIONS

  Effective December 1, 1995, the Company acquired the business and some of the assets and liabilities of GreenTree Child Care Services, Inc. ("GreenTree"), a child care management company, for approximately $6,000,000, including a $3,000,000 note payable (see Note 6). The purchase price has been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition; $2,000,000 of the purchase price ascribed to a non-compete agreement between the Company and The ServiceMaster Company, L.P. (the prior owner of GreenTree) and $1,000,000 of the purchase price ascribed to contract rights acquired, resulting in goodwill of approximately $3,000,000, which was reduced by approximately $1,200,000 in fiscal 1996 due to the benefit of acquired deferred tax assets, and which is being amortized over 25 years. In 1997, goodwill was further reduced by approximately $740,000 due to additional benefits of acquired deferred tax assets. The Company also issued a common stock purchase warrant for 66,667 shares of the Company's common stock at an exercise price of $10.50 per share which expires on November 30, 1998. No value was ascribed to the warrants upon issuance as such value was considered immaterial. The acquisition was accounted for by the purchase method. Accordingly, the operating results of the acquired company have been included from the date of the acquisition.

  The following unaudited pro forma summary presents the consolidated results of operations assuming that the acquisition of GreenTree had occurred on July 1, 1994 and July 1, 1995. No adjustments are required to conform the accounting policies of the Company and GreenTree. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the transaction been effected on the date indicated above or of results which may occur in the future. Pro forma net income per share and weighted average shares are calculated on the basis described in Note 1 to Consolidated Financial Statements.

                                                         YEAR ENDED JUNE 30,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
  Net revenues........................................ $56,271,787  $70,440,949
  Net income (loss)................................... $  (505,387) $   987,862
  Net income per share................................              $      0.22
  Weighted average number of common and common
   equivalent shares..................................                4,402,087

                          BRIGHT HORIZONS, INC.

  Effective July 1, 1997, the Company acquired the business and substantially all the assets and liabilities of Pacific Preschools, Inc. dba The Learning Garden for approximately $1,600,000 in cash and 108,333 shares of common stock and was accounted for by the purchase method. The purchase price will be allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition.

3. FIXED ASSETS

  Fixed assets consist of the following:

                                                                JUNE 30,
                                           DEPRECIABLE   ----------------------
                                          LIVES (YEARS)     1996       1997
                                         --------------- ---------- -----------
  Land..................................       --        $  821,938 $ 1,509,778
  Buildings.............................       40         1,233,772   3,206,700
  Furniture and fixtures................       10         2,604,747   2,804,096
  Equipment.............................      3-15        4,868,159   5,627,386
  Leasehold improvements................ 3/Life of lease  1,663,570   2,229,021
  Construction in Progress..............       --               --      588,520
                                                         ---------- -----------
                                                         11,192,186  15,965,501
  Less--accumulated depreciation and
   amortization.........................                  3,429,323   4,715,190
                                                         ---------- -----------
                                                         $7,762,863 $11,250,311
                                                         ========== ===========

  Fixed assets at June 30, 1996 and 1997 include automobiles and office equipment of $228,417 and $311,572, respectively, held under capital leases. Amortization expense relating to fixed assets under capital leases was $18,440, $26,459 and $45,602 for the years ended June 30, 1995, 1996 and 1997, respectively. Accumulated amortization relating to fixed assets under capital leases totaled $164,603 and $210,205 at June 30, 1996 and 1997, respectively.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consist of the following:

                                                                JUNE 30,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
  Accounts payable....................................... $  379,212 $  487,645
  Accrued payroll and employee benefits..................  2,867,750  4,465,631
  Accrued other expenses.................................  1,524,846  2,329,418
                                                          ---------- ----------
                                                          $4,771,808 $7,282,694
                                                          ========== ==========

5. LINE OF CREDIT

  In December 1996, the Company obtained a $5,000,000 unsecured line of credit with a bank, which bears interest at the bank's prime rate (8.50% at June 30, 1997). At June 30, 1997, there was no outstanding balance. An unused fee of 1/4% per annum is paid quarterly for the first $2,000,000 of the revolver. The credit line expires on September 30, 1998. The agreement requires the Company to comply with certain covenants which include, among other things, the maintenance of specified financial ratios and limitations on the redemption and repayment of preferred stock with credit line proceeds. At June

                          BRIGHT HORIZONS, INC.

30, 1996, $500,000 was outstanding under a previous credit line which expired on September 30, 1996 and bore interest at the bank's prime rate (8.25% at June 30, 1996).

6. DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

  Long-term debt and obligations under capital leases are summarized as follows:

                                                                JUNE 30,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
  Note payable--sixteen quarterly installments including
   interest at the variable prime lending rate (8.25% and
   8.5% at June 30, 1996 and 1997, respectively) with a
   final installment of $187,500 due in November 2000.... $3,000,000 $2,625,000
  Mortgage payable to bank in monthly installments of
   approximately $5,940 including interest at the bank's
   prime lending rate plus 1/4% (8.5% and 8.75% at June
   30, 1996 and 1997, respectively), with a final
   installment of approximately $2,200 in June 2016;
   collateralized by related real estate.................    528,000    501,600
  Mortgage payable to bank in monthly installments of
   approximately
   $4,057 including interest of 9%, with the payment in
   full due
   in October 2000; collateralized by related real
   estate................................................    388,693    374,186
  Mortgage payable--monthly installments of approximately
   $507
   including interest of 9%, paid in full as of July
   1996..................................................     48,775        --
  Mortgage payable to bank in monthly installments of
   approximately
   $6,000 including interest at the bank's prime lending
   rate plus 1%
   (9.25% and 9.5% at June 30, 1996 and 1997,
   respectively),
   with a final installment of approximately $645,000 in
   November 1999; collateralized by related real estate..    658,583    650,359
  Notes payable--three semiannual installments including
   interest of 8%
   with a final installment of $42,280 paid in December
   1996..................................................     42,280        --
  Obligations under capital leases at rates of 8% to
   10.24%, collateralized by automobiles and certain
   office equipment; due in 2001.........................     66,478    123,468
                                                          ---------- ----------
                                                           4,732,809  4,274,613
  Less--current portion..................................    485,250    834,481
                                                          ---------- ----------
                                                          $4,247,559 $3,440,132
                                                          ========== ==========

  Future minimum lease payments as of June 30, 1997 under capitalized leases are as follows:

         1998.........................................................   47,415
         1999.........................................................   46,245
         2000.........................................................   26,589
         2001.........................................................   22,049
                                                                       --------
         Total minimum lease payments.................................  142,298
         Less--imputed interest.......................................   18,830
                                                                       --------
                                                                       $123,468
                                                                       ========

  Total interest expense on these leases was approximately $1,569, $6,875 and $11,260 for the years ended June 30, 1995, 1996 and 1997, respectively.

                          BRIGHT HORIZONS, INC.

7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

                                                          JUNE 30,
                                                   -----------------------
                                                      1996        1997
                                                   ----------- -----------
  Series A mandatorily redeemable convertible
   preferred stock, 600,000 shares authorized,
   issued and outstanding, at issuance cost plus
   accumulated dividends of $1,783,980 and
   $1,983,180 at June 30, 1996 and 1997,
   respectively................................... $ 3,751,698 $ 3,950,898
  Series B mandatorily redeemable convertible
   preferred stock, 600,000 shares authorized,
   issued and outstanding, at issuance cost plus
   accumulated dividends of $3,069,989 and
   $3,468,389 at June 30, 1996 and 1997,
   respectively...................................   7,056,379   7,454,779
  Series C mandatorily redeemable convertible
   preferred stock, 660,330 shares authorized,
   issued and outstanding, at issuance cost plus
   accumulated dividends of $2,878,486 and
   $3,379,110 at June 30, 1996 and 1997,
   respectively...................................   7,798,659   8,299,283
                                                   ----------- -----------
                                                   $18,606,736 $19,704,960
                                                   =========== ===========

  Each share of Series A, Series B and Series C preferred stock is convertible into 1.67 shares of common stock at the option of the holder or automatically at the closing of an underwritten public offering of the Company's common stock. The preferred stockholders are entitled to a liquidation preference of $3.33 per share of Series A preferred stock, $6.67 per share of Series B preferred stock and $7.50 per share of Series C preferred stock.

  The common stock and preferred stock shall vote together as a single class. The preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock can be converted.

  Dividends on the preferred stock are cumulative and accrue at a quarterly rate of $.083 per share of Series A preferred stock, $.166 per share of Series B preferred stock and $.1875 per share of Series C preferred stock on issued and outstanding shares for which full payment has been received.

  Dividends become payable when and if declared by the Board of Directors or upon redemption of the preferred stock. No accrued but then unpaid dividends shall be paid or payable upon the conversion of the preferred stock.

  The Company is required to redeem all of the outstanding shares of Series A preferred stock, Series B preferred stock, and Series C preferred stock on October 1, 1999 at a price of $3.33, $6.67 and $7.50 per share, respectively, plus any accrued and unpaid dividends. The Company has recorded charges of $1,098,201, $1,098,201 and $1,098,224 to accumulated deficit for the years ended June 30, 1995, 1996 and 1997, respectively, to reflect the accretion of preferred stock dividends.

8. COMMON STOCK

  Certain shares of the Company's common stock, issued under the 1987 stock option plan, were issued pursuant to restricted stock purchase agreements providing the Company with a right of first refusal to repurchase any shares offered for sale.

  In connection with the issuance of the Series C redeemable convertible preferred stock and the issuance of convertible debt, which was subsequently retired, to stockholders in fiscal 1991, the Company issued warrants for the purchase of 305,045 shares of common stock. The warrants are exercisable at $.60

                          BRIGHT HORIZONS, INC.

8. COMMON STOCK--(CONTINUED)

per share and expire on the earlier of October 1, 1999 or the closing of a qualified public offering, as defined in the agreement. No value was ascribed to the warrants upon issuance as such value was considered immaterial. All warrants previously issued were outstanding at June 30, 1995, 1996 and 1997, respectively.

  In connection with the acquisition of GreenTree, the Company issued a common stock purchase warrant for 66,666 shares of the Company's common stock at an exercise price of $10.50 per share, which expires on November 30, 1998.

9. STOCK OPTION PLAN

  In May 1987, the Company adopted a stock option plan (the 1987 Plan) which provides for the granting of both incentive stock options and nonqualified stock options. In August 1996, the Company adopted a new stock option plan (the 1996 Plan) which also provides for the granting of both incentive stock options and nonqualified options. The Board of Directors approved 666,666 common shares available under the 1987 Plan and 333,333 common shares available under the 1996 plan. As of June 30, 1997, there were no shares available for grant under the 1987 Plan or the 1996 Plan. On July 1, 1997 the Company established a new stock option plan (the 1997 Plan) and approved 666,666 common shares available to the 1997 Plan.

  The option price for each incentive stock option granted under any of the above plans shall not be less than the fair market value per share of common stock on the date of grant. The option price for each nonqualified option granted under any of the above plans is typically not less than the lesser of
(i) the book value per share of common stock as of the end of the immediately preceding fiscal year or (ii) 50% of the fair market value per share of common stock on the date of grant. Options under the plans become exercisable over periods determined by the Board of Directors at a rate generally not to exceed 20% per year beginning with the first anniversary of the date of grant. Stock options expire on the tenth anniversary of the grant.

  The following is a summary of the stock option plan activity:

                           JUNE 30, 1995     JUNE 30, 1996     JUNE 30, 1997
                          ----------------- ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED
                                   AVERAGE           AVERAGE           AVERAGE
                                   EXERCISE          EXERCISE          EXERCISE
                          SHARES    PRICE   SHARES    PRICE   SHARES    PRICE
                          -------  -------- -------  -------- -------  --------
Outstanding beginning of
 year.................... 359,168   $ .60   443,735   $1.02   461,529   $1.38
Granted.................. 103,433    2.58    65,800    4.20   411,680    8.76
Exercised................  (1,771)    .60   (16,144)    .60    (6,022)    .96
Forfeited................ (17,095)   1.71   (31,862)   2.61   (14,215)   5.07
                          -------   -----   -------   -----   -------   -----
Outstanding end of year.. 443,735    1.02   461,529   $1.38   852,972   $4.89
                          =======   =====   =======   =====   =======   =====
Options exercisable at
 end of year............. 268,374           290,681           341,496
                          =======           =======           =======

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation," issued in October 1995. The Company continues to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income would have been reduced to $1,300,261 and $1,074,475 in 1996 and 1997, respectively, compared to reported net income of $1,320,831 and $1,147,696, respectively.

                          BRIGHT HORIZONS, INC.

9. STOCK OPTION PLAN--(CONTINUED)

  The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for fiscal years 1996 and 1997: risk free interest rate of 6.76% and 6.42% in fiscal 1996 and 1997, respectively, and expected option term of
7.0 and 7.5 years for 1996 and 1997, respectively. An assumption for the expected volatility of the Company's common stock was not considered in the fair value calculation given the lack of historical data available to support such an assumption. The weighted average fair value per option for options granted with option exercise prices equal to the fair value of the underlying common stock in fiscal years 1996 and 1997 was $3.39 and $3.00, respectively. The weighted average exercise price of options granted with exercise prices equal to the fair value of the underlying common stock in fiscal 1997 was $7.50. The weighted average exercise price and weighted average fair value per option for options granted with exercise prices above the fair value of the underlying common stock in fiscal year 1997 was $9.00 and $2.13, respectively.

  Because the determination of the fair value of all options granted includes vesting periods over several years and additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future periods.

  In the event of termination of the optionee's relationship with the Company, options not yet exercised terminate at the earlier of sixty days or the end of the exercise period.

10. INCOME TAXES

  The components of the income tax benefit (provision) are as follows:

                                                    YEAR ENDED JUNE 30,
                                               -------------------------------
                                                 1995       1996       1997
                                               --------  ----------  ---------
  Current:
    Federal................................... $(32,000) $  (45,000) $(585,000)
    State.....................................  (56,000)   (166,000)  (337,800)
                                               --------  ----------  ---------
                                                (88,000)   (211,000)  (922,800)
                                               --------  ----------  ---------
  Benefit of acquired deferred tax assets
   applied to reduce goodwill.................      --   (1,142,000)  (737,000)
                                               --------  ----------  ---------
  Deferred:
    Federal...................................  353,000   2,159,000    669,000
    State.....................................  117,000     199,000    197,000
                                               --------  ----------  ---------
                                                470,000   2,358,000    866,000
                                               --------  ----------  ---------
  Income tax benefit (provision).............. $382,000  $1,005,000  $(793,800)
                                               ========  ==========  =========

  Deferred tax assets and liabilities are as follows:

                                                               JUNE 30,
                                                         ----------------------
                                                            1996        1997
                                                         ----------  ----------
  Deferred tax assets:
    Net operating loss carryforwards.................... $1,229,000  $  603,000
    Accrued rent........................................    643,000     262,000
    Deferred revenue....................................    411,000     981,000
    Accrued employee benefits...........................    275,000     736,000
    Amortization........................................    750,000     897,000
    Other...............................................    286,000     565,000
                                                         ----------  ----------
  Gross deferred tax asset..............................  3,594,000   4,044,000
  Deferred tax asset valuation allowance................   (416,000)        --
                                                         ----------  ----------
  Net deferred tax asset................................ $3,178,000  $4,044,000
                                                         ==========  ==========

                          BRIGHT HORIZONS, INC.

10. INCOME TAXES--(CONTINUED)

  The benefit (provision) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                      YEAR ENDED JUNE 30,
                          ---------------------------------------------------
                             1995              1996              1997
                            AMOUNT     %      AMOUNT     %      AMOUNT     %
                          ----------  ---   ----------  ----   ---------  ---
  Taxes computed at
   federal statutory
   rate.................. $( 425,000) (34)% $( 107,000)  (34)% $(660,100) (34)%
  Change in valuation
   allowance.............  1,000,000   80    2,530,000   801     416,000   21
  Benefit of acquired
   deferred tax assets
   applied to reduce
   goodwill..............        --   --    (1,142,000) (361)   (737,000) (38)
  Return to provision
   adjustments impacting
   deferred tax assets...        --   --           --    --      420,300   22
  State income taxes, net
   of federal benefit....    (93,000)  (7)    (210,000)  (66)   (198,000) (10)
  Meals and
   entertainment.........        --   --       (21,000)   (7)        --   --
  Goodwill amortization..        --   --       (24,000)   (8)        --   --
  Permanent differences..    (34,000)  (3)         --    --      (35,000)  (2)
  Other..................    (66,000)  (5)     (21,000)   (7)        --   --
                          ----------  ---   ----------  ----   ---------  ---
    Income tax benefit
     (provision)......... $  382,000   31%  $1,005,000   318%  $(793,800) (41)%
                          ==========  ===   ==========  ====   =========  ===

  At June 30, 1997 the Company has net operating loss carryforwards of approximately $1,562,000 which expire at various dates through 2007. These net operating loss carryforwards are subject to limitation and may only be used to offset future income generated by GreenTree on a separate company basis. In fiscal 1997, the Company released a deferred tax asset valuation allowance that was recorded at June 30, 1996 because the Company's history of sustained profitability, and projections of continued profitability and successful absorption of the operations of GreenTree, led management to believe that it is more likely than not that the remaining deferred tax assets will be realized prior to the expiration of any net operating loss carryforwards.

  Subsequent ownership changes could limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability in future years.

11. EMPLOYEE RETIREMENT PLAN AND INCENTIVE COMPENSATION PLAN

  The Company has an employee retirement plan which meets the requirements of
Section 401(k) of the Internal Revenue Code. The plan allows employees meeting certain requirements to contribute up to 15% of their salary. The Company will contribute 25% of amounts contributed by employees, up to a maximum of 8% of their salary, with a vesting period of six years. Employees are vested in their contributions at all times. The Company also has incentive compensation plans for certain directors and faculty of the child care centers. These employees are rewarded financially for achieving performance milestones, as outlined in each plan. The expense for the 401(k) plan and the incentive compensation plan for the years ended June 30, 1995, 1996 and 1997, was approximately $198,000, $381,000 and $811,000, respectively.

                          BRIGHT HORIZONS, INC.

12. TRANSACTION COSTS

  In fiscal 1997, the Company incurred costs of $542,882 associated with a public offering of securities. Because the offering was delayed, the amounts incurred were treated as a period cost.

13. COMMITMENTS

  The Company has noncancellable operating leases for its office and center facilities. Many of the leases contain renewal options for various periods. Certain leases contain provisions which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Future minimum rental commitments as of June 30, 1997 under these leases are summarized as follows:

         FISCAL
         ------
         1998....................................................... $ 4,253,549
         1999.......................................................   4,101,497
         2000.......................................................   3,814,015
         2001.......................................................   3,223,201
         2002.......................................................   2,503,569
         Thereafter.................................................  12,444,772
                                                                     -----------
                                                                     $30,340,603
                                                                     ===========

  Total rent expense was $2,404,386, $3,663,265 and $4,461,803 for the years ended June 30, 1995, 1996 and 1997, respectively.

14. SUBSEQUENT EVENTS



  On October 8, 1997, the Board of Directors authorized a 1-for-3 reverse stock split of the Company's common stock. All shares of common stock, common stock options and warrants, preferred stock conversion ratios and per share amounts included in the accompanying financial statements have been adjusted to give retroactive effect to the reverse stock split for all periods presented.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GreenTree Child Care Services,
Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of GreenTree Child Care Services, Inc. at December 31, 1994 and November 30, 1995 and the results of their operations and their cash flows for the years ended December 31, 1993 and 1994 and the eleven months ended November 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts July 2, 1996

                      GREENTREE CHILD CARE SERVICES, INC.

                                 BALANCE SHEET

                                                      DECEMBER 31, NOVEMBER 30,
                                                          1994         1995
                                                      ------------ ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  308,804   $1,839,171
  Accounts receivable, trade, net of allowance for
   doubtful accounts of $133,000 and $88,190, at June
   30, 1994 and 1995 respectively....................     405,968      648,215
  Prepaid expenses and other current assets..........     189,501      240,479
                                                       ----------   ----------
    Total current assets.............................     904,273    2,727,865
Fixed assets, net....................................   1,526,297    2,100,116
Note receivable......................................      66,881          --
Other intangibles, net...............................      76,250       62,500
Other assets.........................................         --         4,208
                                                       ----------   ----------
                                                       $2,573,701   $4,894,689
                                                       ==========   ==========
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Payable to parent..................................  $3,986,219   $6,241,928
  Note payable to parent.............................     372,000      372,000
  Accounts payable and accrued expenses..............     843,303    1,111,422
  Deferred revenue...................................      53,026      118,346
                                                       ----------   ----------
    Total current liabilities........................   5,254,548    7,843,696
Accrued rent.........................................     253,490      349,447
                                                       ----------   ----------
                                                        5,508,038    8,193,143
                                                       ----------   ----------
Stockholder's deficit:
  Common stock, $.01 par value; 1,000 shares
   authorized,
   issued and outstanding............................          10           10
  Additional paid-in capital.........................      92,990       92,990
  Accumulated deficit................................  (3,027,337)  (3,391,454)
                                                       ----------   ----------
    Total stockholder's deficit......................  (2,934,337)  (3,298,454)
                                                       ----------   ----------
Commitments (Note 6).................................         --           --
                                                       ----------   ----------
                                                       $2,573,701   $4,894,689
                                                       ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                      GREENTREE CHILD CARE SERVICES, INC.

                            STATEMENT OF OPERATIONS

                                 YEAR ENDED DECEMBER 31,
                                 -------------------------  ELEVEN MONTHS ENDED
                                    1993          1994       NOVEMBER 30, 1995
                                 -----------  ------------  -------------------
  Net revenues.................. $ 7,812,591  $ 10,891,786      $13,076,925
  Cost of services..............   7,482,663    10,158,980       12,142,787
                                 -----------  ------------      -----------
    Gross profit................     329,928       732,806          934,138
  Selling, general and
   administrative expenses......     915,861     1,046,527        1,268,471
                                 -----------  ------------      -----------
    Loss from operations........    (585,933)     (313,721)        (334,333)
  Interest expense, net.........     (41,280)      (41,280)         (29,784)
                                 -----------  ------------      -----------
    Net loss.................... $  (627,213) $   (355,001)     $  (364,117)
                                 ===========  ============      ===========





    The accompanying notes are an integral part of the financial statements.

                      GREENTREE CHILD CARE SERVICES, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

                           COMMON STOCK
                          --------------- ADDITIONAL                  TOTAL
                          NUMBER OF  PAR   PAID-IN   ACCUMULATED  STOCKHOLDER'S
                           SHARES   VALUE  CAPITAL     DEFICIT       DEFICIT
                          --------- ----- ---------- -----------  -------------
  Balance at January 1,
   1993..................   1,000    $10   $92,990   $(2,045,123)  $(1,952,123)
    Net loss.............     --      --       --       (627,213)     (627,213)
                            -----    ---   -------   -----------   -----------
  Balance at December 31,
   1993..................   1,000     10    92,990    (2,672,336)   (2,579,336)
    Net loss.............     --      --       --       (355,001)     (355,001)
                            -----    ---   -------   -----------   -----------
  Balance at December 31,
   1994..................   1,000     10    92,990    (3,027,337)   (2,934,337)
    Net loss.............     --      --       --       (364,117)     (364,117)
                            -----    ---   -------   -----------   -----------
  Balance at November 30,
   1995..................   1,000    $10   $92,990   $(3,391,454)  $(3,298,454)
                            =====    ===   =======   ===========   ===========





    The accompanying notes are an integral part of the financial statements.

                      GREENTREE CHILD CARE SERVICES, INC.

                            STATEMENT OF CASH FLOWS

                                                                   ELEVEN MONTHS
                                         YEAR ENDED DECEMBER 31,       ENDED
                                         ------------------------  NOVEMBER 30,
                                            1993         1994          1995
                                         -----------  -----------  -------------
Cash flows from operating activities:
 Net loss..............................  $  (627,213) $  (355,001)  $ (364,117)
 Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation and amortization........      284,350      283,702      315,313
 Change in assets and liabilities:
  Accounts receivable, trade...........     (340,930)     119,787     (242,247)
  Prepaid expenses and other current
   assets..............................     (107,153)      23,998      (50,978)
  Note receivable......................        9,453       11,648       66,881
  Other assets.........................        4,811        4,811       (4,208)
  Accounts payable and accrued
   expenses............................      186,465      203,824      268,119
  Deferred revenue.....................       39,574         (974)      65,320
  Accrued rent.........................       69,494       81,911       95,957
                                         -----------  -----------   ----------
    Total adjustments..................      146,064      728,707      514,157
                                         -----------  -----------   ----------
   Net cash (used for) provided by
   operating activities................     (481,149)     373,706      150,040
                                         -----------  -----------   ----------
Cash flows from investing activities:
  Additions to fixed assets............     (691,156)    (265,124)    (875,382)
                                         -----------  -----------   ----------
   Net cash used for investing
   activities..........................     (691,156)    (265,124)    (875,382)
                                         -----------  -----------   ----------
Cash flows from financing activities:
  Net financing from parent............    1,238,940       33,572    2,255,709
                                         -----------  -----------   ----------
   Net cash provided by financing
   activities..........................    1,238,940       33,572    2,255,709
                                         -----------  -----------   ----------
   Net increase in cash and cash
   equivalents.........................       66,635      142,154    1,530,367
Cash and cash equivalents, beginning of
 period................................      100,015      166,650      308,804
                                         -----------  -----------   ----------
Cash and cash equivalents, end of
 period................................  $   166,650  $   308,804   $1,839,171
                                         ===========  ===========   ==========

    The accompanying notes are an integral part of the financial statements.

                      GREENTREE CHILD CARE SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  GreenTree Child Care Services, Inc. (the "Company") was incorporated on April 1, 1990, and is engaged in the development and management of high-quality work-site child care centers. The following is a summary of significant accounting policies employed by the Company in the preparation of the accompanying financial statements.

  Cash and Cash Equivalents--For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Revenue Recognition--Revenues are recognized as services are performed. In both the corporate-sponsored model and the management contract model, revenues consist primarily of tuition paid by parents, supplemented in some cases by tuition payments from corporate sponsors and, to a lesser extent, by payments from government agencies. Revenues also include management fees paid by corporate sponsors. Indirect forms of operating support from corporate sponsors such as reduced occupancy costs or enrollment guarantees or the reimbursement of start-up capital expenditures are not recorded as revenue. Tuition and management fees paid in advance are recorded as deferred revenue and recognized when services are performed. In the management contract model, in addition to tuition and management fee revenues, revenue is also recognized for reimbursable expenses paid either in lieu of, or to supplement, tuitions.

  Fixed Assets--Fixed assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs are expensed as incurred.

  Advertising Costs--Advertising costs are expensed as incurred.

  Impairment Write-downs--Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No impairment losses have occurred.

  Expense Allocations--An intercompany charge was made by the former parent company for services rendered to the Company. Items subject to such a charge included rent, payroll and accounts payable services and other minor office charges and were allocated on the basis of related measures such as square footage and salary charges which management have deemed reasonable. The intercompany charges for such services totaled $133,250 for the year ended December 31, 1993, $124,620 for the year ended December 31, 1994 and $121,250 for the eleven months ended November 30, 1995. These expenses are charged to general use and administrative expenses.

  Income Taxes--The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss carryforwards.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                      GREENTREE CHILD CARE SERVICES, INC.

2. FIXED ASSETS

  Fixed assets consist of the following:

                                         DEPRECIABLE  DECEMBER 31, NOVEMBER 30,
                                        LIVES (YEARS)     1994         1995
                                        ------------- ------------ ------------
  Furniture and fixtures...............      10        $1,581,139   $2,114,998
  Software.............................       5           313,521      399,100
  Leasehold improvements............... Life of lease     159,320      349,916
  Automobiles..........................       3            13,869       13,869
                                                       ----------   ----------
                                                        2,067,849    2,877,883
  Less--accumulated depreciation and
   amortization........................                   541,552      777,767
                                                       ----------   ----------
                                                       $1,526,297   $2,100,116
                                                       ==========   ==========

  Depreciation and amortization expense related to fixed assets totaled $269,350 and $268,702 for the years ended December 31, 1993 and 1994, respectively and $301,563 for the period ended November 30, 1995.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                       DECEMBER 31, NOVEMBER 30,
                                                           1994         1995
                                                       ------------ ------------
  Accounts payable....................................   $167,436    $  224,538
  Accrued payroll and employee benefits...............    271,742       307,088
  Accrued expenses....................................    404,125       579,796
                                                         --------    ----------
                                                         $843,303    $1,111,422
                                                         ========    ==========

4. BORROWINGS

  The Company has a note payable to parent of $372,000 at December 31, 1994 and November 30, 1995. The note bears interest at 11%. The note and interest is payable on demand.

  The Company also maintains an intercompany current account with its parent company. This account is non-interest bearing and is payable on demand.

                      GREENTREE CHILD CARE SERVICES, INC.

5. INCOME TAXES

  The components of the income tax provision are as follows:

                                                                      ELEVEN
                                                       YEAR ENDED  MONTHS ENDED
                                                      DECEMBER 31, NOVEMBER 30,
                                                          1994         1995
                                                      ------------ ------------
  Deferred:
   Federal...........................................     50,010       114,700
   State.............................................     11,590        26,580
                                                       ---------   -----------
                                                          61,600       141,280
  Valuation allowance................................    (61,600)     (141,280)
                                                       ---------   -----------
  Income tax provision...............................  $     --      $     --
                                                       =========   ===========
  Deferred tax assets and liabilities are as follows:
                                                      DECEMBER 31, NOVEMBER 30,
                                                          1994         1995
                                                      ------------ ------------
  Deferred tax assets:
   Net operating loss carryforwards..................  $ 463,550       416,020
   Accrued expenses..................................    255,150       360,550
   Fixed assets and intangibles......................    226,110       266,790
   Other.............................................     54,790        97,520
                                                       ---------   -----------
  Gross deferred tax assets..........................    999,600     1,140,880
  Deferred tax asset valuation allowance.............   (999,600)   (1,140,880)
                                                       ---------   -----------
  Net deferred tax asset.............................  $     --    $       --
                                                       =========   ===========

  The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                               ELEVEN
                                         YEAR ENDED         MONTHS ENDED
                                        DECEMBER 31,        NOVEMBER 30,
                                            1994      %         1995      %
                                        ------------ ----   ------------ ----
  Taxes computed at federal statutory
   rate................................  $(120,700)   (34)%  $(123,800)   (34)%
  Change in valuation allowance........     61,600   17.4      141,280   38.8
  State income taxes, net of federal
   benefit.............................    (17,040)  (4.8)     (17,480)  (4.8)
  Effect of forfeited net operating
   loss carryforward...................     76,140   21.4          --     --
                                         ---------   ----    ---------   ----
  Income tax provision.................  $     --     -- %   $     --     -- %
                                         =========   ====    =========   ====

  At November 30, 1995, the Company has federal net operating loss carryforwards of approximately $1,072,000 which expire at various dates through 2007 and state net operating loss carryforwards of approximately $1,161,000 which expire at various dates through 2007.

  Subsequent ownership changes could limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability in future years.

                      GREENTREE CHILD CARE SERVICES, INC.

6. COMMITMENTS

  The Company has noncancellable operating leases for its office and center facilities. Many of the leases contain renewal options for various periods. Certain leases contain provisions which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Future minimum rental commitments as of November 30, 1995 under these leases are summarized as follows:

         1996........................................................ $1,121,331
         1997........................................................  1,163,911
         1998........................................................  1,183,106
         1999........................................................  1,201,593
         2000........................................................  1,106,085
         Thereafter..................................................  1,830,292
                                                                      ----------
                                                                      $7,606,318
                                                                      ==========

  Total rent expense was $1,136,306 and $1,356,415 for the years ended December 31, 1993 and 1994, respectively and $1,450,271 for the period ended November 30, 1995.

7. SUBSEQUENT EVENT

  The ServiceMaster Company, L.P. (the owner of the Company) sold the Company to Bright Horizons Children's Centers, Inc. effective December 1, 1995.

                          BRIGHT HORIZONS, INC.
                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The unaudited pro forma combined statement of operations for the fiscal year ended June 30, 1996 gives effect to the GreenTree acquisition as if it had occurred on July 1, 1995. The pro forma combined financial data has been prepared by management and should be read in conjunction with the notes included herewith, the Company's Consolidated Financial Statements, GreenTree's Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma combined financial data do not purport to represent what the Company's results of operations actually would have been had such transactions and events occurred on the dates specified, or to project the Company's results of operations for any future period or date. The pro forma adjustments are based upon available information and certain adjustments that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        FISCAL YEAR ENDED JUNE 30, 1996

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             HISTORICAL
                               BRIGHT      HISTORICAL   PRO FORMA   PRO FORMA
                             HORIZONS(A)  GREENTREE(B) ADJUSTMENTS  COMBINED
                             -----------  ------------ -----------  ---------
Net revenues................   $64,181       $6,260       $ --       $70,441
Cost of services.               55,615        6,014         --        61,629
                               -------       ------       -----      -------
  Gross profit..............     8,566          246         --         8,812
Selling, general and
administrative expenses.....     6,376          448          49(c)     6,873
Amortization of noncompete
agreements..................     1,680          --          --         1,680
                               -------       ------       -----      -------
  Income (loss) from
   operations...............       510         (202)        (49)         259
Interest income (expense),
net.........................      (194)         (17)       (103)(d)     (314)
                               -------       ------       -----      -------
  Income (loss) before
   income taxes.............       316         (219)       (152)         (55)
Income tax benefit
(provision).................     1,005(f)        (3)         41(e)     1,043(f)
                               -------       ------       -----      -------
  Net income (loss).........   $ 1,321(f)    $ (222)      $(111)     $   988(f)
                               =======       ======       =====      =======
Net income per share........                                         $  0.22(g)
                                                                     =======
Weighted average number of
 common and common equiva-
 lent shares................                                           4,402
                                                                     =======

--------
(a) Includes results for GreenTree after its acquisition on December 1, 1995.
(b) Includes the five-month period of GreenTree results from July 1, 1995 to November 30, 1995 prior to its acquisition by Bright Horizons.
(c) Represents five months of additional expenses for the amortization of intangible assets and liabilities, including goodwill, contract rights and unfavorable leases acquired by Bright Horizons in the GreenTree acquisition as if the acquisition had occurred on July 1, 1995, using the straight line method over the estimated period of benefit. The amount is comprised of $49,000 goodwill, $42,000 contract rights and $42,000 lease losses, which are being amortized of a period of 25 years, 10 years and 10 years, respectively.
(d) Represents five additional months of interest expense using the applicable interest rate on the note to ServiceMaster and amounts drawn on the Company's revolving line of credit to finance the GreenTree acquisition as if the acquisition had occurred on July 1, 1995. The acquisition was financed by a promissory note to ServiceMaster for $3 million and borrowings under a revolving line of credit for $2 million, both at an interest rate of 8.25%, which is variable based upon prime rate. However, the revolving line of credit was substantially paid off within 4 months subsequent to December 1, 1995. Therefore, assuming the Company would pay off the line of credit in the same period of time subsequent to July 1, 1995, no adjustment is required, as the historical Bright Horizons' amounts include such interest expense.
(e) Reflects the tax benefit on interest expense using an assumed tax rate of 40%.
(f) The income tax benefit (provision) incudes a benefit of $2.5 million attributable to the decrease in the valuation allowance net of $1.1 million applied to reduce goodwill associated with the GreenTree acquisition. The impact on earnings of the tax valuation allowance reversal will not be a recurring item as the remaining tax valuation allowance of $416,000 at June 30, 1996 will be applied to reduce goodwill when management determines that it is more likely than not that such deferred tax assets will be realized.

(g) Assumes conversion of all Convertible Preferred Stock and the exercise of warrants which would otherwise expire upon the closing of the offering. Calculated on the basis described in Note 1 to Consolidated Financial Statements.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Dilution..................................................................   14
Capitalization............................................................   15
Selected Financial and Operating Data.....................................   16
Management's Discussion and Analysis of Financial Condition and Results of
Operations................................................................   18
Business..................................................................   26
Management................................................................   37
Principal and Selling Stockholders........................................   42
Certain Transactions......................................................   44
Description of Capital Stock..............................................   45
Shares Eligible for Future Sale...........................................   47
Underwriting..............................................................   49
Validity of Common Stock..................................................   50
Experts...................................................................   50
Additional Information....................................................   51
Index to Consolidated Financial Statements................................  F-1

                                 ------------

 THROUGH AND INCLUDING        , 1997 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             2,700,000 Shares

                          BRIGHT HORIZONS, INC.

                                 Common Stock


                                 ------------
                                  PROSPECTUS
                                 ------------

                              BT ALEX. BROWN

                            EVEREN SECURITIES, INC.

                                        , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

   ITEM                                                                 AMOUNT
   ----                                                                --------
   SEC Registration Fee............................................... $ 11,291
   NASD Filing Fee....................................................    4,500
   Nasdaq National Market Listing Fee.................................   31,013
   Blue Sky Fees and Expenses.........................................    5,000
   Transfer Agent and Registrar Fees..................................    4,000
   Accounting Fees and Expenses.......................................  175,000
   Legal Fees and Expenses............................................  175,000
   Printing Expenses..................................................   60,000
   Miscellaneous......................................................  134,196
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Amended and Restated By-Laws provide that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

  On December 1, 1995, in connection with the acquisition of all the issued and outstanding stock of GreenTree from ServiceMaster, the Company issued a Promissory Note in the aggregate principal amount of $3.0 million and warrants to purchase 66,666 shares of the Company's Common Stock at an exercise price of $10.50 per share.

  On July 1, 1997, in connection with the acquisition of substantially all of the assets of Pacific Preschools, Inc., the Company issued 108,333 shares of its Common Stock. In addition, in connection with its formation as a holding company, and in reliance on Section 4(2) of the Securities Act, the Company issued shares of its Common Stock and Convertible Preferred Stock on a one-for-one basis for each outstanding share of Common Stock and Convertible Preferred Stock, respectively, of BHCC. The shares of the Common Stock and Convertible Preferred Stock of the Company were identical in all material respects to the shares of Common Stock and Convertible Preferred Stock, respectively, of BHCC, except that the mandatory redemption dates for the Convertible Preferred Stock were extended to 1999 from 1997.

  The Company also issued options under its 1987 Stock Option Plan and Incentive Plan, 1996 Equity Incentive Plan and 1997 Equity Incentive Plan to purchase 582,447 shares of the Company's Common Stock at a weighted average exercise price of $7.13. Of these, 23,938 shares have been issued upon exercise of such options.

  The securities issued pursuant to the paragraphs above were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act or Regulation D thereunder as a transaction not involving a public offering or pursuant to Rule 701 promulgated under the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The following is a list of exhibits filed as a part of this registration statement.

 (a) Exhibits

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1*    -- Form of Underwriting Agreement
   3.1   -- Amended and Restated Certificate of Incorporation (to be filed prior to the closing of the offering)
   3.2   -- Amended and Restated By-Laws of the Company
   4.1   -- Specimen Certificate for Common Stock
   4.2+  -- Purchase Agreement dated October 12, 1990 among the Company and certain Investors named therein
   4.3+  -- Amendment No. 1 to Purchase Agreement dated November 27, 1990
   4.4+  -- Amendment No. 2 to Purchase Agreement dated July 1, 1997
   5     -- Opinion of Ropes & Gray
  10.1+  -- 1987 Stock Option and Incentive Plan
  10.2+  -- 1996 Equity Incentive Plan
  10.3+  -- Purchase Agreement dated December 1, 1995 by and between the
            Company and The ServiceMaster Company.
  10.4+  -- 1997 Equity Incentive Plan
  10.5+  -- Revolving Credit Loan Agreement dated December 18, 1996
  21+    -- Subsidiaries
  23.1   -- Consent of Ropes & Gray (See Exhibit 5)
  23.2   -- Consent of Price Waterhouse LLP
  24+    -- Power of Attorney
  27+    -- Financial Data Schedule

--------

* To be filed by amendment.
+  Previously filed.

 (b) The following Financial Statement Schedules of the Registrant for the Three Years Ended June 30, 1997 are included in this Registration
   Statement:

   Schedule II - Valuation and Qualifying Accounts of Bright Horizons, Inc. for the three years ended June 30, 1997. All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  (a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14-- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b)The undersigned Registrant hereby undertakes that:

    (1)It will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as requested by the Underwriters to permit prompt delivery to each purchaser.

    (2)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3)For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, MA on this 20th day of October, 1997.

                                         Bright Horizons, Inc.

                                         By:       /s/ Roger H. Brown
                                           ------------------------------------
                                                     ROGER H. BROWN
                                               CHAIRMAN OF THE BOARD AND
                                                CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                       TITLE                 DATE
             ----------                      -----                 ----

         /s/ Roger H. Brown           Chairman of the
------------------------------------   Board and Chief         October 20,
           ROGER H. BROWN              Executive Officer        1997
                                       (Principal
                                       Executive Officer)

                                      Chief Financial
               *                       Officer and             October 20,
------------------------------------   Treasurer                1997
        ELIZABETH J. BOLAND            (Principal
                                       Financial Officer
                                       and Principal
                                       Accounting
                                       Officer)

                                      Director
               *                                               October 20,
------------------------------------                            1997
         JOSHUA BEKENSTEIN

                                      Director
               *                                               October 20,
------------------------------------                            1997
          ROBERT S. BENSON

                                      Director
               *                                               October 20,
------------------------------------                            1997
          JOHN M. REYNOLDS

                                      Director
               *                                               October 20,
------------------------------------                            1997
      SARA LAWRENCE-LIGHTFOOT

             SIGNATURE                       TITLE                 DATE
             ----------                      -------               ------
                                      Director
               *                                               October 20,
------------------------------------                            1997
         ERNEST C. PARIZEAU

                                      Director
                *                                              October 20,
------------------------------------                            1997
            LINDA A. MASON

                                      Director
                *                                              October 20,
------------------------------------                            1997
             REBECCA HAAG

      /s/ Roger H. Brown
*By____________________________
  ROGER H. BROWN, ATTORNEY-IN-FACT

                                                                     SCHEDULE II

                           BRIGHT HORIZONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                           ADDITIONS
                                    ------------------------
                         BALANCE AT   CHARGED      CHARGED   DEDUCTIONS    BALANCE
                         BEGINNING  TO COSTS AND  TO OTHER       AND      AT END OF
DESCRIPTION              OF PERIOD    EXPENSES   ACCOUNTS(1) WRITE-OFFS     PERIOD
-----------              ---------- ------------ ----------- -----------  ----------
Allowance for doubtful
accounts
  Year ended June 30,
   1995................. $   79,000   $72,177    $      --   $   (39,541) $  111,636
  Year ended June 30,
   1996.................    111,636    95,854       165,996      (66,028)    307,458
  Year ended June 30,
   1997.................    307,458   133,824           --      (124,645)    316,637
Deferred tax asset
valuation allowance
  Year ended June 30,
   1995................. $2,389,000   $   --     $      --   $(1,000,000) $1,389,000
  Year ended June 30,
   1996.................  1,389,000       --      1,557,000   (2,530,000)    416,000
  Year ended June 30,
   1997.................    416,000       --            --      (416,000)          0

--------
(1) Amounts were acquired from the acquisition of GreenTree Child Care Services, Inc.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1*    -- Form of Underwriting Agreement
   3.1   -- Amended and Restated Certificate of Incorporation (to be filed prior to the closing of the offering)
   3.2   -- Amended and Restated By-Laws of the Company
   4.1   -- Specimen Certificate for Common Stock
   4.2+  -- Purchase Agreement dated October 12, 1990 among the Company and certain Investors named therein
   4.3+  -- Amendment No. 1 to Purchase Agreement dated November 27, 1990
   4.4+  -- Amendment No. 2 to Purchase Agreement dated July 1, 1997
   5     -- Opinion of Ropes & Gray
  10.1+  -- 1987 Stock Option and Incentive Plan
  10.2+  -- 1996 Equity Incentive Plan
  10.3+  -- Purchase Agreement dated December 1, 1995 by and between the
            Company and The ServiceMaster Company.
  10.4+  -- 1997 Equity Incentive Plan
  10.5+  -- Revolving Credit Loan Agreement dated December 18, 1996
  21+    -- Subsidiaries
  23.1   -- Consent of Ropes & Gray (See Exhibit 5)
  23.2   -- Consent of Price Waterhouse LLP
  24+    -- Power of Attorney
  27+    -- Financial Data Schedule

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*  To be filed by amendment.

+  Previously filed.